UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL CONGLOMERATE

JUNE / 2016

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Assets	2016	2015
Current assets	513,690,529	502,523,672
Cash and due from banks (Note 4)	32,273,678	11,509,470
Interbank investments (Notes 3d and 5)	138,410,386	175,733,034
Securities purchased under agreements to resell	131,485,783	171,328,788
Interbank investments	6,935,913	4,423,388
Allowance for losses	(11,310)	(19,142)
Securities and derivative financial instruments (Notes 3e, 3f and 6)	82,007,067	55,919,999
Own portfolio	37,076,247	31,078,844
Subject to unrestricted repurchase agreements	11,528,071	14,104,427
Derivative financial instruments (Notes 3f and 6d II)	21,907,004	6,195,652
Given in guarantee to the Brazilian Central Bank	64,738	20,096
Given in guarantee	8,196,374	4,520,980
Subject to unrestricted repurchase agreements	3,234,633	-
Interbank accounts	49,278,025	50,083,694
Unsettled payments and receipts	1,044,852	1,074,734
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	48,164,352	48,913,046
- SFH	5,046	8,828
Correspondent banks	63,775	87,086
Interdepartmental accounts	102,653	167,646
Internal transfer of funds	102,653	167,646
Loans (Notes 3g and 8)	125,438,364	144,305,268
Loans:
- Public sector	235,771	2,936,020
- Private sector	144,068,217	156,489,283
Loans transferred under an assignment with recourse	751,501	132,808
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(19,617,125)	(15,252,843)
Leasing (Notes 3g and 8)	(19,679)	(77,181)
Lease and Sublease Operations receivable:
- Private sector	1,182,374	1,622,983
Unearned income from leasing	(1,092,329)	(1,562,597)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(109,724)	(137,567)
Other receivables	83,830,218	62,811,434
Receivables on sureties and guarantees honored (Note 8a-3)	140,621	59,143
Foreign exchange portfolio (Note 9a)	33,575,617	16,245,509
Receivables	9,876,773	6,563,772
Securities trading	1,630,042	822,730
Specific receivables	7,807	5,623
Sundry (Note 9b)	39,782,857	39,970,500
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(1,183,499)	(855,843)
Other assets (Note 10)	2,369,817	2,070,308
Other assets	2,367,321	1,775,744
Provision for losses	(939,109)	(708,946)
Prepaid expenses (Notes 3i and 10b)	941,605	1,003,510
Long-term receivables	316,535,941	290,096,565
Interbank investments (Notes 3d and 5)	295,645	526,925
Interbank investments	295,645	526,925
Securities and derivative financial instruments (Notes 3e, 3f and 6)	109,007,627	93,730,645
Own portfolio	81,471,617	62,740,963
Subject to unrestricted repurchase agreements	22,303,905	27,230,099
Derivative financial instruments (Notes 3f and 6d II)	79,199	826,204
Privatization rights	50,565	55,667
Given in guarantee	3,615,291	2,555,115
Subject to unrestricted repurchase agreements	1,487,050	322,597

Bradesco     3

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Assets	2016	2015
Interbank accounts	715,319	626,090
Reserve requirement (Note 7):
- SFH	715,319	626,090
Loans (Notes 3g and 8)	152,387,985	156,053,261
Loans:
- Public sector	3,000,000	3,002,840
- Private sector	151,105,631	152,910,506
Loans transferred under an assignment with recourse	7,312,944	7,073,084
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(9,030,590)	(6,933,169)
Leasing (Notes 3g and 8)	(60,255)	(84,013)
Leasing receivables:
- Private sector	1,128,429	1,824,488
Unearned income from leasing	(1,127,930)	(1,822,840)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(60,754)	(85,661)
Other receivables	53,179,651	38,529,595
Securities trading	659,808	419,437
Sundry (Note 9b)	52,536,266	38,134,236
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(16,423)	(24,078)
Other assets (Note 10)	1,009,969	714,062
Prepaid expenses (Notes 3i and 10b)	1,009,969	714,062
Permanent assets	49,778,908	52,148,877
Investments (Notes 3j and 11)	32,372,436	33,024,130
Equity in the earnings (losses) of unconsolidated companies:
- In Brazil	32,029,577	32,709,517
- Overseas	289,950	262,682
Other investments	177,745	195,545
Allowance for losses	(124,836)	(143,614)
Premises and equipment (Notes 3k and 12)	3,343,768	2,896,521
Premises	44,871	44,535
Other premises and equipment	8,104,135	7,461,126
Accumulated depreciation	(4,805,238)	(4,609,140)
Leased assets (Note 12)	5,019,261	6,971,207
Leased assets	7,877,802	10,785,477
Accumulated depreciation	(2,858,541)	(3,814,270)
Deferred (Notes 3l and 13)	14,992	49,431
Expenses with Organization and Expansion	1,492,067	1,731,053
Accumulated amortization	(1,477,075)	(1,681,622)
Intangible assets (Notes 3m and 14)	9,028,451	9,207,588
Intangible Assets	16,425,393	15,174,943
Accumulated amortization	(7,396,942)	(5,967,355)
Total	880,005,378	844,769,114

The accompanying Notes are an integral part of these Consolidated Financial Statements.

4   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Liabilities	2016	2015
Current liabilities	538,306,156	554,260,814
Deposits (Notes 3o and 15a)	137,599,345	156,533,864
Demand deposits	23,612,306	26,369,826
Savings deposits	87,209,226	91,008,482
Interbank deposits	512,837	518,527
Time deposits (Note 15a)	26,264,976	38,637,029
Securities sold under agreements to repurchase (Notes 3o and 15b)	201,215,106	252,409,551
Own portfolio	79,351,701	94,476,502
Third-party portfolio	117,213,232	155,869,230
Unrestricted portfolio	4,650,173	2,063,819
Funds from issuance of securities (Note 15c)	69,885,771	44,634,746
Mortgage and real estate notes, letters of credit and others	65,912,036	40,552,530
Securities issued overseas	3,617,986	3,830,280
Structured Operations Certificates	355,749	251,936
Interbank accounts	1,283,234	1,263,042
Unsettled payments and receipts	73,835	77,608
Correspondent banks	1,209,399	1,185,434
Interdepartmental accounts	3,629,539	3,392,800
Third-party funds in transit	3,629,539	3,392,800
Borrowing (Note 16a)	19,113,335	18,582,527
Borrowing overseas	19,113,335	18,582,527
On-lending in Brazil - official institutions (Note 16b)	10,104,784	13,155,180
National treasury	44,438	30,931
BNDES	2,684,048	4,543,794
FINAME	7,373,289	8,567,451
Other institutions	3,009	13,004
On-lending overseas (Note 16b)	1,250	3,738
On-lending overseas	1,250	3,738
Derivative financial instruments (Notes 3f and 6d II)	17,770,588	5,456,372
Derivative financial instruments	17,770,588	5,456,372
Other liabilities	77,703,204	58,828,994
Payment of taxes and other contributions	3,331,097	3,323,685
Foreign exchange portfolio (Note 9a)	25,425,824	8,142,031
Social and statutory	2,725,986	2,720,099
Tax and social security (Note 19a)	2,477,841	3,780,230
Securities trading	2,534,221	2,103,983
Financial and development funds	1,277	1,512
Subordinated debts (Note 18)	4,417,921	2,345,301
Sundry (Note 19b)	36,789,037	36,412,153
Long-term liabilities	244,845,247	203,149,882
Deposits (Notes 3o and 15a)	42,525,409	40,601,084
Interbank deposits	-	212,502
Time deposits (Note 15a)	42,525,409	40,388,582
Securities sold under agreements to repurchase (Notes 3o and 15b)	43,177,570	18,062,442
Own portfolio	43,177,570	18,062,442
Funds from issuance of securities (Note 15c)	51,285,445	54,902,439
Mortgage and real estate notes, letters of credit and others	48,492,572	50,468,750
Securities issued overseas	2,711,830	4,281,704
Structured Operations Certificates	81,043	151,985
Borrowing (Note 16a)	4,663,817	3,537,195
Borrowing overseas	4,663,817	3,537,195
On-lending in Brazil - official institutions (Note 16b)	23,646,199	26,073,014
BNDES	8,496,979	6,955,178
FINAME	15,149,220	19,114,996
Other institutions	-	2,840

Bradesco     5

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Liabilities	2016	2015
Derivative financial instruments (Notes 3f and 6d II)	157,173	126,448
Derivative financial instruments	157,173	126,448
Other liabilities	79,389,634	59,847,260
Tax and social security (Note 19a)	13,607,323	7,356,713
Subordinated debts (Note 18)	32,677,397	35,104,386
Eligible Debt Capital Instruments (Note 18)	13,876,948	-
Sundry (Note 19b)	19,227,966	17,386,161
Deferred income	480,824	373,141
Deferred income	480,824	373,141
Non-controlling interests in subsidiaries (Note 20)	15,265	13,711
Shareholders' equity (Note 21)	96,357,886	86,971,566
Capital:
- Domiciled in Brazil	50,460,500	42,559,829
- Domiciled overseas	639,500	540,171
Capital reserves	11,441	11,441
Profit reserves	47,689,760	44,995,397
Asset valuation adjustments	(2,002,801)	(764,260)
Treasury shares (Note 21d)	(440,514)	(371,012)
Total	880,005,378	844,769,114

The accompanying Notes are an integral part of these Consolidated Financial Statements.

6      June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Income Accumulated the Prudential Conglomerate on June 30 – In thousands of Reais

	2016	2015
Revenue from financial intermediation	67,721,335	55,485,507
Loans (Note 8j)	34,643,127	31,804,841
Leasing (Note 8j)	1,113,192	1,585,222
Operations with securities (Note 6h)	20,459,331	20,554,406
Derivative financial instruments (Note 6h)	12,893,167	(1,588,147)
Foreign exchange operations (Note 9a)	(3,828,709)	1,252,434
Reserve requirement (Note 7b)	2,574,665	2,035,409
Sale or transfer of financial assets	(133,438)	(158,658)

Financial intermediation expenses	31,369,582	47,517,053
Retail and professional market funding (Note 15d)	31,131,839	27,875,027
Borrowing and on-lending (Note 16c)	(11,352,661)	10,352,614
Leasing (Note 8j)	952,448	1,316,318
Allowance for loan losses (Notes 3g, 8g and 8h)	10,637,956	7,973,094

Gross income from financial intermediation	36,351,753	7,968,454

Other operating income (expenses)	(18,249,872)	(387,743)
Fee and commission income (Note 22)	11,802,500	10,706,553
- Other fee and commission income	8,628,087	8,033,989
Income from banking fees	3,174,413	2,672,564
Payroll and related benefits (Note 23)	(6,722,411)	(6,200,104)
Other administrative expenses (Note 24)	(8,719,765)	(8,162,844)
Tax expenses (Note 25)	(2,986,140)	(2,035,422)
Equity in the Earnings (Losses) of Affiliates and Subsidiary (Note 11)	(6,807,698)	9,215,106
Other operating income (Note 26)	3,105,367	3,213,835
Other operating expenses (Note 27)	(7,921,725)	(7,124,867)
Operating income	18,101,881	7,580,711
Non-operating income (loss) (Note 28)	(51,927)	(137,147)
Income before income tax and social contribution and non-controlling interests	18,049,954	7,443,564
Income tax and social contribution (Notes 32a and 32b)	(9,792,587)	1,274,575
Non-controlling interests in subsidiaries	(2,058)	(785)
Net profit	8,255,309	8,717,354

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     7

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Changes in Shareholders' Equity – In thousands of Reais

	Events	Capital		Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings	Total
		Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on December 31, 2014	38,100,000	-	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Capital increase with reserves	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(72,997)	-	(72,997)
	Asset valuation adjustments	-	-	-	-	-	(421,620)	148,671	-	-	(272,949)
	Net income	-	-	-	-	-	-	-	-	8,717,354	8,717,354
Allocations:	- Reserves	-	-	-	435,867	5,373,395	-	-	-	(5,809,262)	-
	- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	-	(1,996,092)	(1,996,092)
	- Interim Dividends Paid	-	-	-	-	-	-	-	-	(912,000)	(912,000)
	Balance on June 30, 2015	43,100,000	-	11,441	5,629,334	39,366,063	(827,097)	62,837	(371,012)	-	86,971,566

	Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(1,231,603)	(2,882,952)	(431,048)	-	88,906,644
	Cancellation of Capital Increase by Subscription of Shares	(3,000,000)	3,000,000	-	-	-	-	-	-	-	-
	Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(9,466)	-	(9,466)
	Asset valuation adjustments	-	-	-	-	-	456,523	1,655,231	-	-	2,111,754
	Net income	-	-	-	-	-	-	-	-	8,255,309	8,255,309
Allocations:	- Reserves	-	-	-	412,765	4,936,189	-	-	-	(5,348,954)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(2,906,355)	(2,906,355)
	Balance on June 30, 2016	51,100,000	-	11,441	6,465,714	41,224,046	(775,080)	(1,227,721)	(440,514)	-	96,357,886

The accompanying Notes are an integral part of these Consolidated Financial Statements.

8      June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Cash Flow Accumulated of the Prudential Conglomerate on June 30 – In thousands of Reais

	2016	2015
Cash flow from operating activities:
Net profit before income tax and social contribution	18,049,954	7,443,564
Adjustments to net profit before income tax and social contribution	19,715,669	7,525,732
Effect of Changes in Exchange Rates in Cash and Cash equivalents	6,045,045	193,272
Allowance for loan losses	10,637,956	7,973,094
Depreciation and amortization	1,368,061	1,453,942
Write-offs through Impairment	108,294	-
Expenses with civil, labor and tax provisions	1,941,782	1,694,629
Equity in the (earnings/losses) of unconsolidated and jointly subsidiaries	6,807,698	(9,215,106)
(Gain)/loss on sale of investments	(162,665)	137
(Gain)/loss on sale of fixed assets	19,379	10,838
(Gain)/loss on sale of foreclosed assets	152,293	120,056
Foreign exchange variation of assets and liabilities overseas/Other	(7,202,174)	5,294,870
Adjusted net profit before taxes	37,765,623	14,969,296
(Increase)/decrease in interbank investments	2,184,529	1,564,157
(Increase)/decrease in trading securities and derivative financial instruments	(8,787,109)	5,461,526
(Increase)/decrease in interbank and interdepartmental accounts	(2,466,248)	(2,186,891)
(Increase)/decrease in loan and leasing	15,180,320	(16,067,502)
(Increase)/decrease in other receivables and other assets	(49,484,226)	(3,414,097)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	6,627,542	2,011,860
(Increase)/decrease in deposits	(16,911,117)	(15,372,328)
(Increase)/decrease in securities sold under agreements to repurchase	(5,702,436)	(30,473,103)
(Increase)/decrease in funds from issuance of securities	3,835,506	9,835,669
(Increase)/decrease in borrowings and on-lending	(12,805,590)	2,371,346
(Increase)/decrease in other liabilities	54,809,459	7,790,514
Increase/(decrease) in deferred income	(20,576)	83,807
Income tax and social contribution paid	(3,173,039)	(2,924,336)
Net cash provided by/(used in) by operating activities	21,052,638	(26,350,082)
Cash flow from investing activities:
(Increase)/decrease in held-to-maturity securities	(127,990)	(72,500)
Sale of/maturity of and interests on available-for-sale securities	49,069,346	26,879,495
Proceeds from sale of foreclosed assets	299,467	305,870
Sale of investments	162,665	2,914,000
Sale of premises and equipment of use	1,226,102	1,857,841
Purchases of available-for-sale securities	(44,481,810)	(25,415,325)
Foreclosed assets received	(900,079)	(667,577)
Investment acquisitions	(271,121)	(109,069)
Sale of premises and equipment of use	(1,149,290)	(2,164,319)
Intangible asset acquisitions	(738,062)	(4,040,965)
Dividends and interest on shareholders’ equity received	846,999	1,359,769
Net cash provided by/(used in) investing activities	3,936,227	847,220
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	661,917	1,605,332
Dividends and interest on shareholders’ equity paid	(4,087,439)	(3,416,771)
Non-controlling interest	(3,440)	4,816
Acquisition of own shares	(9,466)	(72,997)
Net cash provided by/(used in) financing activities	(3,438,428)	(1,879,620)
Net increase/(decrease) in cash and cash equivalents	21,550,437	(27,382,482)
Cash and cash equivalents - at the beginning of the period	147,275,456	204,669,142
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(6,045,045)	(193,272)
Cash and cash equivalents - at the end of the period	162,780,848	177,093,388
Net increase/(decrease) in cash and cash equivalents	21,550,437	(27,382,482)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     9

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Index of Notes

Notes to Bradesco’s Financial Statements of the Prudential Conglomerate of Bradesco are as follows:

Page

1)	OPERATIONS	11
2)	PRESENTATION OF THE FINANCIAL STATEMENTS	11
3)	SIGNIFICANT ACCOUNTING PRACTICES	13
4)	CASH AND CASH EQUIVALENTS	19
5)	INTERBANK INVESTMENTS	20
6)	SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	21
7)	INTERBANK ACCOUNTS – RESERVE REQUIREMENT	29
8)	LOANS	30
9)	OTHER RECEIVABLES	41
10)	OTHER ASSETS	43
11)	INVESTMENTS	44
12)	PREMISES AND EQUIPMENT AND LEASED ASSETS	45
13)	DEFERRED	45
14)	INTANGIBLE ASSETS	46
15)	DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	47
16)	BORROWING AND ON-LENDING	49
17)	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY	50
18)	SUBORDINATED DEBT	53
19)	OTHER LIABILITIES	54
20)	NON-CONTROLLING INTERESTS IN SUBSIDIARIES	54
21)	SHAREHOLDERS’ EQUITY (PARENT COMPANY)	54
22)	FEE AND COMMISSION INCOME	56
23)	PAYROLL AND RELATED BENEFITS	56
24)	OTHER ADMINISTRATIVE EXPENSES	57
25)	TAX EXPENSES	57
26)	OTHER OPERATING INCOME	57
27)	OTHER OPERATING EXPENSES	57
28)	NON-OPERATING INCOME (LOSS)	58
29)	RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)	59
30)	FINANCIAL INSTRUMENTS	61
31)	EMPLOYEE BENEFITS	63
32)	INCOME TAX AND SOCIAL CONTRIBUTION	64
33)	OTHER INFORMATION	66

10   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector, publicly traded company and universal bank that through its commercial, foreign exchange, consumer financing and housing loan portfolios carries out all types of banking activities which it is authorised to. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Organização Bradesco (Organization), working together in an integrated fashion in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13, of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements in the consolidation and/or combination of the entities listed in Resolution No. 4,280/13 determined by the CMN and Bacen were observed, which are not necessarily the same established by the corporate law and by the CMN or Bacen for other types of consolidation. In this sense, they cover the financial statements of Bradesco, and foreign branches, subsidiaries and investment funds, as requested in Resolution No. 4,280/13.

In the preparation of these Financial Statements of the Prudential Conglomerate intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. For jointly controlled investments with other shareholders, assets, liabilities and income and loss were included in the consolidated financial statements of the Prudential Conglomerate according to the interest held in the shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled entities is presented in the investments and intangible assets lines (Note 14a).

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair market value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers and by the Disclosure Committee on August 29, 2016.

Below are the significant directly and indirectly owned companies and investment funds included in the Prudential Conglomerate financial statements:

	On June 30
	Activity	Equity interest
		2016	2015
Instituições Financeira
Banco Bradesco S.A.	Banking	Controlador	Controlador
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
BMC Asset Management - DTVM Ltda.	Asset management	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	99.81%	99.80%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco CBSS S.A. (2)	Banking	50.01%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%

Bradesco     11

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30
	Activity	Equity interest
		2016	2015
Banco Bradescard S.A.	Cards	100.00%	100.00%
Crediare S.A. - Crédito, Financiamento e Investimento	Banking	50.00%	50.00%
Everest Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3)	Banking	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Bradesco Securities Hong Kong	Brokerage	100.00%	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada	Cards	100.00%	100.00%
Administradora de Consórcios
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Instituições de Pagamento
Cielo S.A. (4)	Fees and commissions	30.06%	30.06%
Cia. Brasileira de Soluções e Serviços - Alelo (4)	Fees and commissions	50.01%	50.01%
Tempo Serviços Ltda.	Fees and commissions	100.00%	100.00%
Paggo Soluções e Meios de Pagamentos S.A.	Fees and commissions	15.03%	15.03%
Braspag – Tecnologia em Pagamentos	Fees and commissions	30.06%	30.06%
Cielo Inc.	Fees and commissions	30.06%	30.06%
Merchant E-Solutions	Fees and commissions	30.06%	30.06%
Cateno Gestão de Contas de Pagamentos S.A.	Fees and commissions	21.04%	21.04%
Cidade Capital Markets Limited	Banking	100.00%	100.00%
Farly Participações Ltda.	Fees and commissions	50.01%	50.01%
Stelo S.A.	Fees and commissions	44.02%	44.02%
Elo Holding Financeira S.A.	Fees and commissions	50.01%	50.01%
Leader S.A. Administradora de Cartões de Crédito (5)	Fees and commissions	100.00%	50.00%
MPO Processadora de Pagamentos Móveis S.A.	Fees and commissions	50.00%	50.00%
IBI Promotora de Vendas Ltda.	Fees and commissions	50.00%	50.00%
Alvorada Administradora de Cartões Ltda.	Fees and commissions	50.01%	50.01%
Securitizadoras
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%
Promosec Cia. Securitizadora de Créditos	Credit acquisition	100.00%	100.00%
BCN – Consultoria, Adm. Bens, Serv. e Publicidade Ltda.	Credit acquisition	100.00%	100.00%
Alvorada Serviços e Negócios Ltda.	Credit acquisition	100.00%	100.00%
Fundos de Investimento (6)
Bradesco FI Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100.00%	100.00%
Bradesco FI Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União (7)	Investment Fund	82.19%	72.82%
Bradesco FIC FI Mult. Cred. Priv. Inv. Exterior – RV Local (8)	Investment Fund	100.00%	100.00%
Bradesco FIC FI Referenciado DI Carnaúba	Investment Fund	50.01%	50.01%
Bradesco FIC FI Referenciado DI Galáxia	Investment Fund	100.00%	100.00%
FII - FI RF Cred. Privado	Investment Fund	100.00%	100.00%
FIP Mult. Plus	Investment Fund	100.00%	100.00%
Strong FI Renda em Cotas Mult.	Investment Fund	100.00%	100.00%

(1)  Increased participation through the subscription of shares in June 2016;

(2)  Company partially sold to the Alelo Group;

(3)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(4)  Company proportionally consolidated, pursuant to CMN Rule No. 4,280/13;

(5)  Increase in equity interest through share acquisition in April 2016;

(6)  The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated;

(7)  Increased participation in June of 2016; and

(8)  New corporate name of Fundo FIC FI Mult. Cristal II.

12   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are converted into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency conversion gains and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

The result is calculated according to the regime of competence, which establishes that the revenues and expenses should be included in the calculation of the results for the periods in which they occur, always simultaneously to when they are correlated, regardless of being a receipt or payment.

Fixed rate contracts are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted to the interest and foreign exchange rates applicable at the end of the reporting period.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair market value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair market value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair market value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair market value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair market value. Fair market value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair market values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair market value and may require judgment or significant estimates by Management.

Bradesco     13

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Classification, breakdown and segmentation of securities are presented in Note 6 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivate instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit-and-loss and shareholders’ equity accounts.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair market value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 6 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days past due are also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past due transactions are only recognized on the Income Statement up to 59 days past the due date. As from the 60th day, they are recognized on off-balance sheet accounts and are only recognized when the Income Statement has been received.

14   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

H-rated past due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations which have already been written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with the Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Leasing

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: (a) non-cancellation; (b) purchase option; and c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I-      Leases receivable

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-    Unearned income from leasing and Guaranteed Residual Value (GRV)

Recorded at the contractual amount, conversely to adjusted accounts of unearned revenues from leasing and Residual value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations whose delays are equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2,682/99.

III-  Leased fixed assets

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and the like, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 8k).

V-    Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in Brazilian corporate law, especially concerning the regime of competence in the record of revenues and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 8k).

Bradesco     15

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, equated and of the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, returning to the rate of 15% as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, the Organização Bradesco constituted, in September 2015, a supplement to the tax credit of social contribution, considering the annual expectations of achievement and their respective rates in force in each period, according to the technical study conducted.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Changes in the criteria to recognize revenue, costs and expenses included in the net profit for the period, enacted by Law No. 11,638/07 and subsequent amendments were made fiscally by the new regime of the taxation in force instituted by Law No. 12,973/14.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 32.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14.

Prepaid expenses are shown in detail in Note 10b.

16   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)    Investments

Investments in unconsolidated and jointly subsidiaries, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies can be found in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, can be found in Note 11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data-processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and the fixed asset ratios, are presented in Note 12.

l)    Deferred assets

It is recorded at cost of acquisition or composition, net of their accrued depreciation of 20% per annum, calculated using the linear method. Since December 2008, the new operations have been recorded in intangible assets, in accordance with Circular Letter No. 3,357/08 of Bacen.

The composition of deferred assets is shown in Note 13.

m) Intangible assets

Corresponds to the acquired rights whose subjects are intangible assets intended for the maintenance of the company or exercised for this purpose.

Intangible assets comprise of:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost, less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class, are presented in Note 14.

n)   Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended dec line in an asset value.

Bradesco     17

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses are presented in Note 6c(7) and 6h(1).

o)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 15.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and confirmation of the capacity of the counterparty to pay or the ability of Bradesco to realize the asset via compensation against another liability upon which the gain is considered practically certain. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor are they disclosed; and

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded by type, are presented in Note 17.

q)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

r)    Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

18   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 33.

4)     CASH AND CASH EQUIVALENTS

	On June 30 - R$ thousand
	2016	2015
Cash and due from banks in domestic currency	7,391,169	7,806,499
Cash and due from banks in foreign currency (1)	24,882,312	3,702,847
Investments in gold	197	124
Total cash and due from banks	32,273,678	11,509,470
Interbank investments (2)	130,507,170	165,583,918
Total cash and cash equivalents	162,780,848	177,093,388

(1)  On June 30, 2016, it includes availability in foreign currency on the purchase and sale of shares agreement, for which payment was made on July 1, 2016 (Note 33f); and

(2)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     19

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

5)      INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities purchased under agreements to resell:
Own portfolio position	13,789,758	-	-	-	13,789,758	12,908,132
● Financial treasury bills	150,461	-	-	-	150,461	1,397,200
● National treasury notes	9,027,767	-	-	-	9,027,767	6,848,787
● National treasury bills	4,387,268	-	-	-	4,387,268	4,459,495
● Bank deposit certificates	195,559	-	-	-	195,559	-
● Debentures	28,703	-	-	-	28,703	1,879
● Other	-	-	-	-	-	200,771
Funded position	116,640,272	609,047	-	-	117,249,319	156,349,446
● Financial treasury bills	18,253,786	-	-	-	18,253,786	24,316,890
● National treasury notes	56,842,472	609,047	-	-	57,451,519	51,914,405
● National treasury bills	41,544,014	-	-	-	41,544,014	80,118,151
Short position	295,125	151,581	-	-	446,706	2,071,210
● National treasury bills	295,125	151,581	-	-	446,706	2,071,210
Subtotal	130,725,155	760,628	-	-	131,485,783	171,328,788
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	4,812,225	1,886,616	237,072	295,645	7,231,558	4,950,313
● Provision for losses	(2,239)	(6,589)	(2,482)	-	(11,310)	(19,142)
Subtotal	4,809,986	1,880,027	234,590	295,645	7,220,248	4,931,171
Total in 2016	135,535,141	2,640,655	234,590	295,645	138,706,031
%	97.7	1.9	0.2	0.2	100.0
Total in 2015	165,893,185	7,522,109	2,317,740	526,925		176,259,959
%	94.1	4.3	1.3	0.3		100.0

20   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	Accrued on June 30 - R$ thousand
	2016	2015
Income from investments in purchase and sale commitments:
• Own portfolio position	237,655	148,224
• Funded position	9,579,930	10,293,911
• Short position	139,624	187,010
Subtotal	9,957,209	10,629,145
Income from interest-earning deposits in other banks	412,436	214,081
Total (Note 6h)	10,369,645	10,843,226

6)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On June 30 - R$ thousand
	2016				2015
	Financial	Other Activities	Total	%	Total	%
Trading securities	55,626,453	36,991	55,663,444	29.2	34,537,469	23.1
- Government securities	21,888,919	1,553	21,890,472	11.5	12,095,083	8.1
- Corporate securities	11,751,331	35,438	11,786,769	6.2	15,420,530	10.3
- Derivative financial instruments (1) (6)	21,986,203	-	21,986,203	11.5	7,021,856	4.7
Available-for-sale securities (3)	122,627,484	2,932	122,630,416	64.2	102,583,579	68.6
- Government securities	69,446,741	-	69,446,741	36.4	57,966,477	38.8
- Corporate securities	53,180,743	2,932	53,183,675	27.8	44,617,102	29.8
Held-to-maturity securities (3)	12,720,737	-	12,720,737	6.6	12,458,024	8.3
- Government securities	27,175	-	27,175	-	39,021	-
- Corporate securities	12,693,562	-	12,693,562	6.6	12,419,003	8.3
Subtotal	190,974,674	39,923	191,014,597	100.0	149,579,072	100.0
Purchase and sale commitments (2)	97	-	97		71,572
Grand total	190,974,771	39,923	191,014,694		149,650,644

- Government securities	91,362,835	1,553	91,364,388	47.9	70,100,581	47.0
- Corporate securities	99,611,839	38,370	99,650,209	52.1	79,478,491	53.0
Subtotal	190,974,674	39,923	191,014,597	100.0	149,579,072	100.0
Purchase and sale commitments (2)	97	-	97		71,572
Grand total	190,974,771	39,923	191,014,694		149,650,644

Bradesco     21

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On June 30 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial	25,256,778	2,369,289	3,714,044	24,286,342	55,626,453	66,312,944	(10,686,491)	34,537,469	(5,523,468)
National treasury bills	466,731	36,371	19,743	503,462	1,026,307	1,025,220	1,087	3,009,267	(7,111)
Financial treasury bills	-	10,162	2,481	13,228,589	13,241,232	13,244,646	(3,414)	5,504,925	(220)
Bank deposit certificates	33,464	320,980	-	-	354,444	354,444	-	456,842	-
Derivative financial instruments (1) (6)	20,933,615	737,597	235,791	79,199	21,986,202	32,578,042	(10,591,840)	7,021,856	(5,445,716)
Debentures	30,580	42,905	119,740	2,103,127	2,296,352	2,444,842	(148,490)	3,863,266	(9,108)
National treasury notes	-	156,233	160,950	5,495,753	5,812,936	5,735,728	77,208	2,588,311	(25,579)
Financial bills	587,909	590,405	1,380,478	2,024,557	4,583,349	4,576,641	6,708	5,200,375	3,922
Other	3,204,479	474,636	1,794,861	851,655	6,325,631	6,353,381	(27,750)	6,892,627	(39,656)
- Other activities	35,386	-	52	1,553	36,991	51,641	(14,650)	-	-
Other	35,386	-	52	1,553	36,991	51,641	(14,650)	-	-
Subtotal	25,292,164	2,369,289	3,714,096	24,287,895	55,663,444	66,364,585	(10,701,141)	34,537,469	(5,523,468)
Purchase and sale commitments - Financial (2)	97	-	-	-	97	97	-	71,572	-
Grand total	25,292,261	2,369,289	3,714,096	24,287,895	55,663,541	66,364,682	(10,701,141)	34,609,041	(5,523,468)
Derivative financial instruments (liabilities) (6)	(17,030,805)	(518,993)	(220,790)	(157,173)	(17,927,761)	(16,127,829)	(1,799,932)	(5,582,820)	(245,851)

22   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)   Available-for-sale securities

Securities (7)	On June 30 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial	9,756,717	5,951,299	9,172,577	97,746,891	122,627,484	126,380,125	(3,752,641)	102,580,499	(1,532,479)
National treasury bills	1,865,967	2,071,552	3,855,708	20,874,506	28,667,733	28,610,675	57,058	20,349,416	(551,456)
Brazilian foreign debt securities	-	-	11,084	513,960	525,044	509,047	15,997	202,181	(21,266)
Foreign corporate securities	169,102	189,711	37,208	10,172,514	10,568,535	12,270,583	(1,702,048)	10,879,312	(657,769)
National treasury notes	-	190,027	4,485,311	32,996,419	37,671,757	37,912,664	(240,907)	35,412,291	(679,334)
Financial treasury bills	-	-	-	640,527	640,527	640,751	(224)	563,392	839
Debentures	228,830	684,588	582,115	31,453,348	32,948,881	33,782,238	(833,357)	28,861,554	494,517
Shares	6,127,034	-	-	-	6,127,034	6,939,174	(812,140)	1,776,936	(29,700)
Certificates of real estate receivables	20,717	-	-	944,232	964,949	1,200,081	(235,132)	1,180,335	(96,925)
Other	1,345,067	2,815,421	201,151	151,385	4,513,024	4,514,912	(1,888)	3,355,082	8,615
- Other activities	2,932	-	-	-	2,932	2,938	(6)	3,080	14
Other	2,932	-	-	-	2,932	2,938	(6)	3,080	14
Subtotal	9,759,649	5,951,299	9,172,577	97,746,891	122,630,416	126,383,063	(3,752,647)	102,583,579	(1,532,465)
Hedge - cash flow (Note 6f)	-	-	-	-	-	-	122,649	-	299,179
Securities reclassified to “Held-to-maturity securities” (3)	-	-	-	-	-	-	(338,514)	-	(370,136)
Grand total	9,759,649	5,951,299	9,172,577	97,746,891	122,630,416	126,383,063	(3,968,512)	102,583,579	(1,603,422)

III) Held-to-maturity securities

Títulos (3)	On June 30 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair Value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain not accounted for
- Financeiras	-	-	-	12,720,737	12,720,737	10,851,221	(1,869,516)	12,458,024	7,549
Títulos da dívida externa brasileira	-	-	-	27,175	27,175	29,054	1,879	39,021	4,756
Certificados de recebíveis imobiliários	-	-	-	12,693,562	12,693,562	10,822,167	(1,871,395)	12,419,003	2,793
Total geral	-	-	-	12,720,737	12,720,737	10,851,221	(1,869,516)	12,458,024	7,549

Bradesco     23

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)      Breakdown of the portfolios by financial statement classification

Securities	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (3) (5) (6) (7)	Total in 2015 (3) (5) (6) (7)
Own portfolio	11,709,486	6,665,835	6,949,811	93,222,732	118,547,864	93,819,807
Fixed income securities	5,095,855	6,665,835	6,949,811	93,222,732	111,934,233	90,484,007
● Financial treasury bills	-	9,530	1,390	10,644,562	10,655,482	3,622,965
● National treasury notes	-	346,204	2,592,761	24,539,309	27,478,274	15,933,446
● Brazilian foreign debt securities	-	-	1,390,420	78,263	1,468,683	1,159,835
● Bank deposit certificates	57,719	320,980	52	12,452	391,203	491,861
● National treasury bills	86,738	1,349,657	241,443	7,052,434	8,730,272	6,296,509
● Foreign corporate securities	22,988	222,010	341,226	826,150	1,412,374	4,432,292
● Debentures	259,410	727,493	701,855	33,556,475	35,245,233	32,726,095
● Certificates of real estate receivables	21,054	-	-	13,665,785	13,686,839	13,635,224
● Financial bills	587,909	656,527	1,380,478	2,024,557	4,649,471	5,257,737
● Purchase and sale commitments (2)	97	-	-	-	97	71,572
● Other	4,059,940	3,033,434	300,186	822,745	8,216,305	6,856,471
Equity securities	6,613,631	-	-	-	6,613,631	3,335,800
● Shares of listed companies	6,613,631	-	-	-	6,613,631	3,335,800
Restricted securities	2,408,807	192,499	3,191,095	39,966,543	45,758,944	48,486,384
Repurchase agreements	2,400,630	164,404	14,073	31,252,869	33,831,976	41,334,526
● National treasury bills	2,245,959	6,146	685	10,626,741	12,879,531	15,122,363
● Financial treasury bills	-	-	-	1,038,483	1,038,483	233,162
● National treasury notes	-	57	918	9,689,119	9,690,094	18,810,799
● Foreign corporate securities	154,671	158,201	1,617	9,394,056	9,708,545	7,168,202
● Other	-	-	10,853	504,470	515,323	-
Brazilian Central Bank	-	27,463	27,966	9,309	64,738	20,096
● National treasury bills	-	27,463	27,966	4,233	59,662	20,096
● Other	-	-	-	5,076	5,076	-
Privatization rights	-	-	-	50,565	50,565	55,667
Guarantees provided	8,177	632	3,149,056	8,653,800	11,811,665	7,076,095
● National treasury bills	-	-	2,498,329	2,377,952	4,876,281	1,597,118
● Financial treasury bills	-	632	1,091	2,186,267	2,187,990	2,215,252
● National treasury notes	-	-	649,636	4,089,581	4,739,217	3,256,357
● Other	8,177	-	-	-	8,177	7,368
Derivative financial instruments (1) (6)	20,933,617	737,597	235,790	79,199	21,986,203	7,021,856
Securities subject to unrestricted repurchase agreements	-	724,657	2,509,977	1,487,049	4,721,683	322,597
● National treasury bills	-	724,657	1,107,029	1,316,605	3,148,291	322,597
● Financial treasury bills	-	-	1,402,948	170,444	1,573,392	-
Grand total	35,051,910	8,320,588	12,886,673	134,755,523	191,014,694	149,650,644
%	18.3	4.4	6.7	70.6	100.0	100.0

24  June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

(1)    Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)    These refer to investment fund and managed portfolio resources invested  in  purchase contracts with a commitment to re-sell with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements of the Prudential Conglomerate;

(3)    In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates.  The mark-to-market of securities, which were transferred from the category "Securities Available for Sale" to the category of "Securities Held to Maturity", in June 2015 and in December 2013, was maintained in the shareholders’ equity and will be recognized in the results for the remaining term of these securities, according to Bacen Circular No. 3,068/01;

(4)    The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(5)    The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(6)    Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 6d II); and

(7)    In the first semester of 2016, there was constitution of provision for impairment losses in the amount of R$108,294 thousand, related to the heading “Variable Income Securities" (first semester of 2015 there was no constitution of provision for impairment losses).

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options, Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair market value. Fair market value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair market values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair market value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair market value of derivative financial instruments. The fair market value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair market value of currency swaps, interest rate and other risk factor swaps.

The fair market value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the exchange or using methodologies similar to those outlined for swaps. The fair market values of credit derivative instruments are determined based on market price quotations or from specialized entities. The fair market value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair market value of corresponding assets, Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Bradesco     25

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

I)   Amount of derivative financial instruments recorded in off-balance-sheet accounts

	On June 30 - R$ thousand
	2016		2015
	Grand total amount	Net amount	Grand total amount	Net amount
Futures contracts
Purchase commitments:	102,113,392	-	95,904,792	-
- Interbank market	74,234,553	52,106,905	75,090,259	49,021,972
- Foreign currency	27,863,377	-	20,546,198	-
- Other	15,462	10,155	268,335	107,446
Sale commitments:	85,522,641	-	60,760,147	-
- Interbank market (1)	22,127,648	-	26,068,287	-
- Foreign currency (2)	63,389,686	35,526,309	34,530,971	13,984,773
- Other	5,307	-	160,889	-

Option contracts
Purchase commitments:	14,000,864	-	40,472,694	-
- Interbank market	8,214,937	132,362	38,705,347	-
- Foreign currency	5,785,927	3,840,657	1,751,740	2,493
- Other	-	-	15,607	-
Sale commitments:	10,027,891	-	70,020,081	-
- Interbank market	8,082,575	-	62,898,795	24,193,448
- Foreign currency	1,945,270	-	1,749,247	-
- Other	46	46	5,372,039	5,356,432

Forward contracts
Purchase commitments:	20,342,333	-	10,832,256	-
- Foreign currency	16,927,882	5,521,851	10,665,967	-
- Other	3,414,451	1,997,865	166,289	-
Sale commitments:	12,822,617	-	12,577,142	-
- Foreign currency	11,406,031	-	12,130,743	1,464,776
- Other	1,416,586	-	446,399	280,110

Swap contracts
Assets (long position):	73,776,538	-	46,125,744	-
- Interbank market	18,651,884	5,207,386	20,684,270	1,595,138
- Fixed rate	43,907,461	18,799,095	9,856,510	-
- Foreign currency	8,964,476	1,580,632	12,573,163	-
- IGPM	1,121,950	-	1,111,200	-
- Other	1,130,767	-	1,900,601	-
Liabilities (short position):	50,553,903	-	64,571,507	-
- Interbank market	13,444,498	-	19,089,132	-
- Fixed rate	25,108,366	-	12,860,082	3,003,572
- Foreign currency	7,383,844	-	28,492,693	15,919,530
- IGPM	1,223,500	101,550	1,377,500	266,300
- Other	3,393,695	2,262,928	2,752,100	851,499

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, totaling R$1,171,885 thousand (R$20,814,738 thousand in 2015) (Note 6f); and

(2)  Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$45,106,549 thousand (R$43,909,631 thousand in 2015).

26   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)  Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair market value

	On June 30 - R$ thousand
	2016			2015
	Original amortized cost	Mark-to-market adjustment	Fair market value	Original amortized cost	Mark-to-market adjustment	Fair market value
Adjustment payables - swaps (1)	20,204,175	(10,605,802)	9,598,373	10,626,097	(5,477,349)	5,148,748
Adjustment receivable - future	4,193,357	-	4,193,357	6,649	-	6,649
Receivable forward purchases	5,279,291	-	5,279,291	1,225,943	-	1,225,943
Receivable forward sales	2,693,312	-	2,693,312	419,321	-	419,321
Premiums on exercisable options	207,908	13,962	221,870	189,562	31,633	221,195
Total assets (A)	32,578,043	(10,591,840)	21,986,203	12,467,572	(5,445,716)	7,021,856
Adjustment payables - swaps	(5,857,832)	(1,794,671)	(7,652,503)	(4,088,655)	(241,374)	(4,330,029)
Adjustment receivable - future	(4,207,599)	-	(4,207,599)	(10,935)	-	(10,935)
Payable forward purchases	(4,321,914)	-	(4,321,914)	(548,133)	-	(548,133)
Payable forward sales/other	(1,554,787)	-	(1,554,787)	(549,085)	-	(549,085)
Premiums on written options	(185,697)	(5,261)	(190,958)	(140,161)	(4,477)	(144,638)
Total liabilities (B)	(16,127,829)	(1,799,932)	(17,927,761)	(5,336,969)	(245,851)	(5,582,820)

Net Effect (A-B)	16,450,214	(12,391,772)	4,058,442	7,130,603	(5,691,567)	1,439,036

(1)  Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Reference Value)

	On June 30 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2016	2015
Futures contracts (1)	84,828,514	4,526,714	45,212,808	53,067,997	187,636,033	156,664,939
Option contracts	19,377,033	620,878	1,905,529	2,125,315	24,028,755	110,492,775
Forward contracts	19,484,751	4,573,516	3,249,424	5,857,259	33,164,950	23,409,398
Swap contracts (1)	28,462,871	9,397,724	4,763,346	81,706,500	124,330,441	110,697,251
Total in 2016	152,153,169	19,118,832	55,131,107	142,757,071	369,160,179
Total in 2015	190,066,617	65,683,019	71,495,299	74,019,428		401,264,363

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On June 30 - R$ thousand
	2016	2015
Government securities
National treasury notes	4,999,565	3,620,092
National treasury bills	1,625,552	-
Financial treasury bills	50,407	5,691
Total	6,675,524	3,625,783

Bradesco     27

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

V)  Revenues and expenses, net

	Accrued on June 30 - R$ thousand
	2016	2015
Swap contracts (1)	1,412,950	104,186
Forward contracts	391,220	(413,980)
Option contracts	(281,437)	44,001
Futures contracts (1) (2)	11,370,434	(1,322,354)
Total (Note 6h)	12,893,167	(1,588,147)

(1)  Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and

(2)  Includes, on June 30, 2016, the results and respective adjustment to the market value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the market value of the hedge object (Nota 33e).

VI) Reference values of derivative financial instruments, by trading location and counterparts

	On June 30 - R$ thousand
	2016	2015
CETIP (over-the-counter)	125,207,553	91,936,669
BM&FBOVESPA (stock exchange)	213,347,392	275,038,635
Overseas (over-the-counter) (1)	18,840,877	16,934,059
Overseas (stock exchange) (1)	11,764,357	17,355,000
Total	369,160,179	401,264,363

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

On June 30, 2016, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are: (a) “debt securities issued by companies", in the amount of R$128,392 thousand and (b) “public debt bonds issued by the Brazilian government”, in the amount of R$144,441 thousand (in 2015 – (i) the amount of risk transferred under credit swaps whose underlying assets are “securities – securities of foreign government debt” is negative R$(1,326,900) thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$81,071 thousand, amounting to a total net credit risk value of negative R$(1,245,829) thousand), with an effect on the calculation of required shareholders’ equity of negative R$(14,123) thousand ((R$64,062) thousand in 2015). The contracts related to credit derivatives transactions described above are due in 2021. The mark-to-market of the protection, rates that remunerates the counterparty that received the risk, totaled R$90 thousand. There were no credit events, as defined in the agreements, during the period.

f)       Cash flow hedge

Bradesco uses cash flow hedges to protect: i) its cash flows from payment of interest rates on funds,  regarding the floating interest rate of DI, being traded DI Future contracts on BM&FBOVESPA  totaling R$1,171,885 thousand (R$20,814,738 thousand in 2015), having as object of hedge captures linked to DI, totaling R$1,242,274 thousand (R$21,133,663 thousand in 2015), converting to fixed cash flows; and ii) the cash flow receipts of interest on investments in securities, regarding the floating interest rate of DI through DI Future contracts, totaling R$19,962,802 thousand, having as object of hedge DI-backed securities , totaling R$19,588,712 thousand, converting to fixed cash flows. The adjustment to market value of these operations recorded in the net worth is R$(4,447) thousand (R$299,179 thousand in 2015), net of tax effects is R$(2,668) thousand (R$179,507 thousand in 2015) and R$127,096 thousand, net of tax effects is R$76,257 thousand, respectively. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

28  June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)      Hedge against market risk

Bradesco constituted a hedge against market risk using the futures contracts and, later, with cash in foreign currencies (Note 5) which generated R$(3,588,875) thousand, for protection from the effects of the exchange rate variation of the firm commitment, related to the contract for the purchase and sale of shares (Note 33f), which produced an adjustment at market value of R$3,551,597 thousand. The effect of these operations resulted in the revenue of R$(37,278) thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

h)      Income from securities and derivative financial instruments

	Accrued on June 30 - R$ thousand
	2016	2015
Fixed income securities	10,157,227	9,681,337
Interbank investments (Note 5b)	10,369,645	10,843,226
Equity securities (1)	(67,541)	29,843
Subtotal	20,459,331	20,554,406
Income from derivative financial instruments (Note 6d V)	12,893,167	(1,588,147)
Total	33,352,498	18,966,259

(1)  In the first semester of 2016, it includes the losses through impairment to the sum of R$108,294 thousand.

7)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On June 30 - R$ thousand
	Remuneration	2016	2015
Reserve requirement – demand deposits	not remunerated	4,022,563	5,064,554
Reserve requirement – savings deposits	savings index	17,476,005	21,918,497
Reserve requirement – time deposits	Selic rate	13,472,464	8,301,343
Additional reserve requirement – savings deposits	Selic rate	4,784,372	4,968,442
Additional reserve requirement – time deposits	Selic rate	8,408,948	8,660,210
Reserve requirement – SFH	TR + interest rate	720,365	634,918
Total		48,884,717	49,547,964

b)       Revenue from reserve requirement

	Accrued on June 30 - R$ thousand
	2016	2015
Reserve requirement – Bacen	2,551,760	2,026,427
Reserve requirement – SFH	22,905	8,982
Total	2,574,665	2,035,409

Bradesco     29

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

8)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On June 30 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (A)	% (5)	Total in 2015 (A)	% (5)
Discounted trade receivables and loans (1)	19,910,674	12,565,021	8,416,191	16,922,555	21,283,464	61,913,191	141,011,096	37.2	153,080,078	37.8
Financing	3,498,732	3,395,563	3,113,265	7,901,265	15,538,985	81,986,321	115,434,131	30.4	122,057,831	30.2
Agricultural and agribusiness loans	1,859,623	1,677,949	723,976	3,514,028	2,756,272	8,841,785	19,373,633	5.1	22,456,953	5.6
Subtotal	25,269,029	17,638,533	12,253,432	28,337,848	39,578,721	152,741,297	275,818,860	72.7	297,594,862	73.6
Leasing	130,308	172,727	109,263	309,125	489,451	1,041,136	2,252,010	0.6	3,381,637	0.8
Advances on foreign exchange contracts (2)	2,214,142	1,015,149	767,544	2,028,503	2,353,343	-	8,378,681	2.2	7,795,886	1.9
Subtotal	27,613,479	18,826,409	13,130,239	30,675,476	42,421,515	153,782,433	286,449,551	75.5	308,772,385	76.3
Other receivables (3)	8,071,981	5,315,507	2,152,614	3,931,636	3,386,118	1,360,822	24,218,678	6.4	20,848,408	5.2
Total loans	35,685,460	24,141,916	15,282,853	34,607,112	45,807,633	155,143,255	310,668,229	81.9	329,620,793	81.5
Sureties and guarantees (4)	2,858,099	729,967	949,855	4,300,138	8,984,887	48,656,776	66,479,722	17.5	71,957,740	17.8
Loan assignment - real estate receivables certificate	44,506	44,505	44,503	128,079	191,146	642,648	1,095,387	0.3	1,274,278	0.3
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	92,179	92,179	-	102,510	-
Loans available for import (4)	8,049	13,171	5,347	39,682	-	-	66,249	-	276,225	0.1
Confirmed exports loans (4)	4,004	2,550	964	22,297	58,687	2,499	91,001	-	70,619	-
Acquisition of credit card receivables	421,758	253,325	154,978	176,254	48,055	-	1,054,370	0.3	1,283,166	0.3
Grand total in 2016	39,021,876	25,185,434	16,438,500	39,273,562	55,090,408	204,537,357	379,547,137	100.0
Grand total in 2015	40,817,525	27,911,633	18,098,560	46,519,620	59,911,072	211,326,921			404,585,331	100.0

30  June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2016 (B)	% (5)	Total in 2015 (B)	% (5)
Discounted trade receivables and loans (1)	2,842,212	1,497,476	1,226,650	2,932,876	3,883,330	12,382,544	89.4	9,302,049	87.8
Financing	294,397	202,294	131,884	207,811	132,721	969,107	7.0	914,229	8.6
Agricultural and agribusiness loans	33,098	38,997	23,285	30,118	62,318	187,816	1.4	150,244	1.4
Subtotal	3,169,707	1,738,767	1,381,819	3,170,805	4,078,369	13,539,467	97.8	10,366,522	97.8
Leasing	11,373	9,310	7,050	10,998	8,269	47,000	0.3	63,335	0.6
Advances on foreign exchange contracts (2)	8,074	14,018	6,486	11,405	603	40,586	0.3	39,565	0.4
Subtotal	3,189,154	1,762,095	1,395,355	3,193,208	4,087,241	13,627,053	98.4	10,469,422	98.8
Other receivables (3)	27,049	36,517	53,480	82,577	21,967	221,590	1.6	123,762	1.2
Grand total in 2016	3,216,203	1,798,612	1,448,835	3,275,785	4,109,208	13,848,643	100.0
Grand total in 2015	1,959,232	1,497,045	1,200,760	2,825,263	3,110,884			10,593,184	100.0

	On June 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (C)	% (5)	Total in 2015 (C)	% (5)
Discounted trade receivables and loans (1)	835,482	719,961	633,084	1,624,463	2,329,806	5,387,951	11,530,747	66.6	9,621,581	65.1
Financing	234,860	212,439	209,180	601,990	983,091	3,082,838	5,324,398	30.8	4,689,453	31.7
Agricultural and agribusiness loans	1,221	1,901	1,810	10,493	38,678	206,489	260,592	1.5	272,123	1.8
Subtotal	1,071,563	934,301	844,074	2,236,946	3,351,575	8,677,278	17,115,737	98.9	14,583,157	98.6
Leasing	10,592	10,018	9,407	25,963	39,836	72,274	168,090	1.0	214,559	1.4
Subtotal	1,082,155	944,319	853,481	2,262,909	3,391,411	8,749,552	17,283,827	99.9	14,797,716	100.0
Other receivables (3)	1,046	1,005	1,024	2,924	4,318	8,166	18,483	0.1	7,365	-
Grand total in 2016	1,083,201	945,324	854,505	2,265,833	3,395,729	8,757,718	17,302,310	100.0
Grand total in 2015	1,034,514	848,736	783,032	1,936,972	2,964,981	7,236,846			14,805,081	100.0

Bradesco     31

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	Grand total
	Total in 2016 (A+B+C)	% (5)	Total in 2015 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	164,924,387	40.2	172,003,708	40.0
Financing	121,727,636	29.6	127,661,513	29.7
Agricultural and agribusiness loans	19,822,041	4.8	22,879,320	5.3
Subtotal	306,474,064	74.6	322,544,541	75.0
Leasing	2,467,100	0.6	3,659,531	0.9
Advances on foreign exchange contracts (2) (Note 9a)	8,419,267	2.0	7,835,451	1.8
Subtotal	317,360,431	77.2	334,039,523	77.7
Other receivables (3)	24,458,751	6.0	20,979,535	4.9
Total loans	341,819,182	83.2	355,019,058	82.6
Sureties and guarantees (4)	66,479,722	16.2	71,957,740	16.7
Loan assignment - real estate receivables certificate	1,095,387	0.3	1,274,278	0.3
Co-obligation from assignment of rural loan (4)	92,179	-	102,510	-
Loans available for import (4)	66,249	-	276,225	0.1
Confirmed exports loans (4)	91,001	-	70,619	-
Acquisition of credit card receivables	1,054,370	0.3	1,283,166	0.3
Grand total in 2016	410,698,090	100.0
Grand total in 2015			429,983,596	100.0

(1)  Including credit card loans and advances on credit card receivables of R$16,602,784 thousand (R$17,004,023 thousand in 2015);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$20,036,092 thousand (R$18,189,532 thousand in 2015);

(4)  Recorded in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

32   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b) By type and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Discounted trade receivables and loans	22,244,673	77,567,129	10,950,787	22,824,628	7,712,260	4,187,208	2,825,320	2,260,940	14,351,442	164,924,387	48.2	172,003,708	48.5
Financing	49,850,220	20,945,276	37,495,565	8,584,192	1,645,106	776,431	430,616	322,677	1,677,553	121,727,636	35.6	127,661,513	36.0
Agricultural and agribusiness loans	2,674,691	2,519,942	7,931,863	5,673,314	585,860	219,015	39,920	48,739	128,697	19,822,041	5.8	22,879,320	6.4
Subtotal	74,769,584	101,032,347	56,378,215	37,082,134	9,943,226	5,182,654	3,295,856	2,632,356	16,157,692	306,474,064	89.6	322,544,541	90.9
Leasing	411,488	388,046	1,378,105	45,030	59,076	23,332	23,678	37,067	101,278	2,467,100	0.7	3,659,531	1.0
Advances on foreign exchange contracts (2)	3,413,525	2,809,194	1,141,564	878,420	100,726	42,865	3,406	4,766	24,801	8,419,267	2.5	7,835,451	2.2
Subtotal	78,594,597	104,229,587	58,897,884	38,005,584	10,103,028	5,248,851	3,322,940	2,674,189	16,283,771	317,360,431	92.8	334,039,523	94.1
Other receivables	2,853,128	15,941,026	1,786,258	2,981,423	176,309	82,450	63,125	84,311	490,721	24,458,751	7.2	20,979,535	5.9
Grand total in 2016	81,447,725	120,170,613	60,684,142	40,987,007	10,279,337	5,331,301	3,386,065	2,758,500	16,774,492	341,819,182	100.0
%	23.8	35.2	17.7	12.0	3.0	1.6	1.0	0.8	4.9	100.0
Grand total in 2015	77,579,344	139,848,553	62,857,710	46,069,401	7,167,490	3,845,964	3,582,843	2,144,065	11,923,688			355,019,058	100.0
%	21.9	39.4	17.7	13.0	2.0	1.1	1.0	0.6	3.3			100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 9a.

Bradesco     33

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Maturity ranges and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Installments not yet due	-	-	1,897,359	3,336,831	2,941,242	2,053,715	1,266,464	1,116,863	4,689,836	17,302,310	100.0	14,805,081	100.0
1 to 30	-	-	175,581	261,113	147,164	87,602	72,239	59,606	279,896	1,083,201	6.3	1,034,514	7.0
31 to 60	-	-	133,919	212,003	135,371	102,900	65,909	51,808	243,414	945,324	5.5	848,736	5.7
61 to 90	-	-	115,935	165,627	121,756	90,837	63,332	49,680	247,338	854,505	4.9	783,032	5.3
91 to 180	-	-	205,320	419,630	345,635	349,979	169,653	135,978	639,638	2,265,833	13.1	1,936,972	13.1
181 to 360	-	-	300,799	632,325	539,954	388,162	260,919	273,101	1,000,469	3,395,729	19.6	2,964,981	20.0
More than 360	-	-	965,805	1,646,133	1,651,362	1,034,235	634,412	546,690	2,279,081	8,757,718	50.6	7,236,846	48.9
Past-due installments (2)	-	-	514,635	1,205,206	1,369,060	1,175,782	1,116,046	1,061,693	7,406,221	13,848,643	100.0	10,593,184	100.0
1 to 14	-	-	24,101	124,352	85,458	83,107	65,880	74,764	1,370,338	1,828,000	13.2	682,267	6.4
15 to 30	-	-	479,147	322,933	170,089	139,972	50,963	34,426	190,673	1,388,203	10.0	1,276,965	12.1
31 to 60	-	-	11,387	737,163	386,461	164,283	99,604	83,973	315,741	1,798,612	13.0	1,497,045	14.1
61 to 90	-	-	-	16,474	671,441	201,885	119,284	89,616	350,135	1,448,835	10.5	1,200,760	11.3
91 to 180	-	-	-	4,284	55,611	575,396	757,284	757,575	1,125,635	3,275,785	23.7	2,825,263	26.8
181 to 360	-	-	-	-	-	11,139	23,031	21,339	3,978,046	4,033,555	29.1	2,990,327	28.2
More than 360	-	-	-	-	-	-	-	-	75,653	75,653	0.5	120,557	1.1
Subtotal	-	-	2,411,994	4,542,037	4,310,302	3,229,497	2,382,510	2,178,556	12,096,057	31,150,953		25,398,265
Specific provision	-	-	24,120	136,261	431,030	968,849	1,191,255	1,524,989	12,096,057	16,372,561		12,698,256

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

34   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Installments not yet due	81,447,725	120,170,613	58,272,148	36,444,970	5,969,035	2,101,804	1,003,555	579,944	4,678,435	310,668,229	100.0	329,620,793	100.0
1 to 30	7,163,925	16,860,008	3,617,171	6,183,430	696,009	369,776	132,948	73,574	588,619	35,685,460	11.5	37,443,074	11.4
31 to 60	4,478,869	11,547,473	2,509,184	4,456,897	559,490	193,853	50,786	67,590	277,774	24,141,916	7.8	26,708,668	8.1
61 to 90	3,871,786	6,733,143	1,707,825	2,461,588	169,066	59,409	51,920	53,643	174,473	15,282,853	4.9	16,917,243	5.1
91 to 180	9,003,457	13,512,989	4,431,407	5,629,627	371,383	164,019	121,366	72,368	1,300,496	34,607,112	11.1	39,925,031	12.1
181 to 360	13,923,062	19,406,562	5,633,285	5,240,527	573,578	375,237	110,009	73,596	471,777	45,807,633	14.8	49,995,851	15.2
More than 360	43,006,626	52,110,438	40,373,276	12,472,901	3,599,509	939,510	536,526	239,173	1,865,296	155,143,255	49.9	158,630,926	48.1
Generic provision	-	601,639	582,721	1,093,349	596,904	630,541	501,777	405,961	4,678,435	9,091,327		7,098,189
Grand total in 2016 (2)	81,447,725	120,170,613	60,684,142	40,987,007	10,279,337	5,331,301	3,386,065	2,758,500	16,774,492	341,819,182
Existing provision	-	872,366	848,812	2,603,886	3,068,218	2,656,792	2,363,528	2,686,288	16,774,492	31,874,382
Minimum required provision	-	601,639	606,841	1,229,610	1,027,934	1,599,390	1,693,032	1,930,950	16,774,492	25,463,888
Excess provision (3)	-	270,727	241,971	1,374,276	2,040,284	1,057,402	670,496	755,338	-	6,410,494
Grand total in 2015 (2)	77,579,344	139,848,553	62,857,710	46,069,401	7,167,490	3,845,964	3,582,843	2,144,065	11,923,688			355,019,058
Existing provision	-	746,995	689,516	2,090,389	2,036,534	1,904,361	2,288,401	2,120,673	11,923,688			23,800,557
Minimum required provision	-	699,292	628,577	1,382,081	716,749	1,153,789	1,791,422	1,500,847	11,923,688			19,796,445
Excess provision (3)	-	47,703	60,939	708,308	1,319,785	750,572	496,979	619,826	-			4,004,112

(1)   Percentage of maturities by type of installment;

(2)   The grand total includes performing loans of R$310,668,229 thousand (R$329,620,793 thousand in 2015) and non-performing loans of R$31,150,953 thousand (R$25,398,265 thousand in 2015); and

(3)   On June 30, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for  the excess provision, and totals R$1,856,267 thousand (R$511,396 thousand in 2015) (Note 19b).

Bradesco     35

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)    Concentration of loans

	On June 30 - R$ thousand
	2016	% (1)	2015	% (1)
Largest borrower	8,329,219	2.4	10,487,111	3.0
10 largest borrowers	30,349,969	8.9	30,940,260	8.7
20 largest borrowers	45,140,006	13.2	44,833,721	12.6
50 largest borrowers	65,199,798	19.1	64,535,133	18.2
100 largest borrowers	79,677,403	23.3	78,955,517	22.2

(1)  Percentage on total portfolio (as defined by Bacen),

e)     By economic sector

	On June 30 - R$ thousand
	2016	%	2015	%
Public sector	8,331,289	2.4	10,501,385	3.0
Federal government	8,329,219	2.4	10,487,111	3.0
Petrochemical	8,329,219	2.4	10,487,111	3.0
State government	2,070	-	14,274	-
Production and distribution of electricity	2,070	-	14,274	-
Private sector	333,487,893	97.6	344,517,673	97.0
Manufacturing	56,002,155	16.3	60,439,431	17.0
Food products and beverages	11,894,117	3.5	13,197,221	3.7
Steel. metallurgy and mechanics	9,717,853	2.8	10,249,347	2.9
Light and heavy vehicles	8,127,333	2.4	6,695,148	1.9
Pulp and paper	4,318,828	1.3	4,132,986	1.2
Chemical	3,172,113	0.9	4,726,080	1.3
Rubber and plastic articles	2,481,221	0.7	2,824,796	0.8
Textiles and apparel	2,480,670	0.7	3,206,813	0.9
Extraction of metallic and non-metallic ores	2,310,935	0.7	2,295,786	0.6
Automotive parts and accessories	2,042,977	0.6	2,073,083	0.6
Non-metallic materials	1,831,101	0.5	2,063,372	0.5
Furniture and wood products	1,809,580	0.5	2,150,036	0.6
Oil refining and production of alcohol	1,230,881	0.4	1,710,494	0.5
Leather articles	883,652	0.3	836,662	0.2
Electric and electronic products	802,681	0.2	1,332,202	0.4
Publishing. printing and reproduction	458,823	0.1	537,606	0.2
Other industries	2,439,390	0.7	2,407,799	0.7
Commerce	36,299,850	10.5	41,283,922	11.6
Merchandise in specialty stores	6,905,409	2.0	7,869,890	2.2
Non-specialized retailer	4,540,792	1.3	5,519,345	1.5
Food products. beverages and tobacco	4,273,878	1.3	4,856,149	1.4
Clothing and footwear	2,904,007	0.8	3,057,929	0.9
Waste and scrap	2,831,642	0.8	3,626,012	1.0
Automobile	2,747,575	0.8	3,101,390	0.9
Motor vehicle repairs. parts and accessories	2,590,635	0.8	2,905,800	0.8
Agricultural products	1,875,368	0.5	2,536,933	0.7
Grooming and household articles	1,822,872	0.5	2,109,805	0.6
Fuel	1,656,070	0.5	1,859,280	0.5
Wholesale of goods in general	946,248	0.3	1,036,086	0.3

36  June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	2016	%	2015	%
Trading intermediary	835,470	0.2	974,347	0.3
Other commerce	2,369,884	0.7	1,830,956	0.5
Financial intermediaries	2,648,302	0.8	2,647,761	0.7
Services	87,605,973	25.8	94,448,183	26.6
Civil construction	22,544,707	6.6	23,144,521	6.5
Transportation and storage	16,022,150	4.7	17,174,880	4.8
Real estate activities. rentals and corporate services	13,365,041	3.9	12,716,032	3.6
Holding companies. legal. accounting and business advisory services	7,127,961	2.1	7,010,479	2.0
Clubs. leisure. cultural and sport activities	5,166,934	1.5	5,329,362	1.5
Production and distribution of electric power. gas and water	4,429,341	1.3	4,929,125	1.4
Social services. education. health. defense and social security	2,982,320	0.9	2,968,776	0.9
Hotels and catering	2,836,159	0.8	2,872,518	0.8
Telecommunications	307,456	0.1	754,612	0.2
Other services	12,823,904	3.9	17,547,878	4.9
Agriculture. cattle raising. fishing. forestry and timber industry	3,020,419	0.9	3,466,653	1.0
Individuals	147,911,194	43.3	142,231,723	40.1
Total	341,819,182	100.0	355,019,058	100.0

Bradesco     37

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

f)   Breakdown of loans and allowance for loan losses

Level of risk	On June 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2016 YTD (2)	% 2015 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	81,447,725	81,447,725	23.8	23.8	21.9
A	-	-	-	120,170,613	120,170,613	35.2	59.0	61.3
B	514,635	1,897,359	2,411,994	58,272,148	60,684,142	17.7	76.7	79.0
C	1,205,206	3,336,831	4,542,037	36,444,970	40,987,007	12.0	88.7	92.0
Subtotal	1,719,841	5,234,190	6,954,031	296,335,456	303,289,487	88.7
D	1,369,060	2,941,242	4,310,302	5,969,035	10,279,337	3.0	91.7	94.0
E	1,175,782	2,053,715	3,229,497	2,101,804	5,331,301	1.6	93.3	95.1
F	1,116,046	1,266,464	2,382,510	1,003,555	3,386,065	1.0	94.3	96.1
G	1,061,693	1,116,863	2,178,556	579,944	2,758,500	0.8	95.1	96.7
H	7,406,221	4,689,836	12,096,057	4,678,435	16,774,492	4.9	100.0	100.0
Subtotal	12,128,802	12,068,120	24,196,922	14,332,773	38,529,695	11.3
Grand total in 2016	13,848,643	17,302,310	31,150,953	310,668,229	341,819,182	100.0
%	4.0	5.1	9.1	90.9	100.0
Grand total in 2015	10,593,184	14,805,081	25,398,265	329,620,793	355,019,058	100.0
%	3.0	4.2	7.2	92.8	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

38   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Level of risk	On June 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% 2016 YTD (1)	% 2015 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0,5	-	-	-	601,639	601,639	270,727	872,366	0.7	0.5
B	1,0	5,146	18,974	24,120	582,721	606,841	241,971	848,812	1.4	1.1
C	3,0	36,156	100,105	136,261	1,093,349	1,229,610	1,374,276	2,603,886	6.4	4.5
Subtotal		41,302	119,079	160,381	2,277,709	2,438,090	1,886,974	4,325,064	1.4	1.1
D	10,0	136,906	294,124	431,030	596,904	1,027,934	2,040,284	3,068,218	29.8	28.4
E	30,0	352,735	616,114	968,849	630,541	1,599,390	1,057,402	2,656,792	49.8	49.5
F	50,0	558,023	633,232	1,191,255	501,777	1,693,032	670,496	2,363,528	69.8	63.9
G	70,0	743,185	781,804	1,524,989	405,961	1,930,950	755,338	2,686,288	97.4	98.9
H	100,0	7,406,221	4,689,836	12,096,057	4,678,435	16,774,492	-	16,774,492	100.0	100.0
Subtotal		9,197,070	7,015,110	16,212,180	6,813,618	23,025,798	4,523,520	27,549,318	71.5	70.7
Grand total in 2016		9,238,372	7,134,189	16,372,561	9,091,327	25,463,888	6,410,494	31,874,382	9.3
%		29.0	22.4	51.4	28.5	79.9	20.1	100.0
Grand total in 2015		6,606,203	6,092,053	12,698,256	7,098,189	19,796,445	4,004,112	23,800,557		6.7
%		27.8	25.6	53.4	29.8	83.2	16.8	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On June 30, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$1,856,267 thousand (R$511,396 thousand in 2015) (Note 19b).

Bradesco     39

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)    Changes in allowance for loan losses

	Accrued on June 30 - R$ thousand
	2016	2015
Opening balance	29,497,977	23,087,243
- Specific provision (1)	14,273,631	11,946,960
- Generic provision (2)	8,814,824	7,134,243
- Excess provision (3) (4)	6,409,522	4,006,040
Additions (Note 8h-1)	11,800,040	8,062,894
Write-offs/other	(9,423,635)	(7,349,580)
Closing balance	31,874,382	23,800,557
- Specific provision (1)	16,372,561	12,698,256
- Generic provision (2)	9,091,327	7,098,189
- Excess provision (3) (4)	6,410,494	4,004,112

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk in Note 8f; and

(4)  On June 30, 2016, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$1.856.267 thousand (R$511,396 thousand in 2015) (Note 19b).

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Accrued on June 30 - R$ thousand
	2016	2015
Amount recorded (1)	11,800,041	8,062,894
Amount recovered (2)	(2,335,465)	(1,890,432)
Allowance for Loan Losses expense net of amounts recovered	9,464,576	6,172,462

(1)  In the first semester of 2016, includes amount recorded of the provision of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “excess” provision, totaling R$1,162,084 thousand (R$89,800 thousand in 2015); and

(2)  Classified in income from loans (Note 8j).

i)       Changes in the renegotiated portfolio

	Accrued on June 30 - R$ thousand
	2016	2015
Opening balance	12,732,277	10,777,178
Amount renegotiated	7,204,903	6,251,970
Amount received	(3,515,909)	(3,415,276)
Write-offs	(2,537,620)	(2,047,629)
Closing balance	13,883,651	11,566,243
Allowance for loan losses	9,090,214	7,138,455
Percentage on renegotiated portfolio	65.5%	61.7%

40  June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)      Income from loans and leasing

	Accrued on June 30 - R$ thousand
	2016	2015
Discounted trade receivables and loans	23,792,396	21,953,463
Financing	7,601,597	7,234,773
Agricultural and agribusiness loans	913,669	726,173
Subtotal	32,307,662	29,914,409
Recovery of credits charged-off as losses	2,335,465	1,890,432
Subtotal	34,643,127	31,804,841
Leasing, net of expenses	160,744	268,904
Total	34,803,871	32,073,745

k)     Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 8b):

	Accrued on June 30 - R$ thousand
	2016	2015
Financial leases receivable	2,310,803	3,447,471
Income to be appropriated for financial leases receivable	(2,220,258)	(3,385,437)
Financial leased assets plus the losses in leases (net)	7,877,802	10,785,477
Accrued depreciation on asset finance leasing:	(2,858,542)	(3,814,271)
- Accumulated depreciation	(4,953,168)	(6,557,448)
- Difference in depreciation	2,094,626	2,743,177
Anticipated guaranteed residual value (Note 19b)	(2,642,705)	(3,373,709)
Total of the present value	2,467,100	3,659,531

9)      OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

	On June 30 - R$ thousand
	2016	2015
Assets – other receivables
Exchange purchases pending settlement	8,658,659	12,307,567
Exchange sale receivables	25,208,159	4,316,796
(-) Advances in domestic currency received	(392,366)	(452,988)
Income receivable on advances granted	101,165	74,134
Total	33,575,617	16,245,509
Liabilities – other liabilities
Exchange sales pending settlement	24,411,712	4,361,675
Exchange purchase payables	9,422,529	11,611,070
(-) Advances on foreign exchange contracts	(8,419,267)	(7,835,451)
Other	10,850	4,737
Total	25,425,824	8,142,031
Net foreign exchange portfolio	8,149,793	8,103,478
Off-balance-sheet accounts:
- Loans available for import	66,249	276,225
- Confirmed exports loans	91,001	70,619

Bradesco     41

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Accrued on June 30 - R$ thousand
	2016	2015
Foreign exchange income	(3,828,709)	1,252,434
Adjustments:
- Income on foreign currency financing (1)	66,736	139,402
- Income on export financing (1)	989,057	685,895
- Income on foreign investments (2)	1,772	26,940
- Expenses of liabilities with foreign bankers (3) (Note 16c)	66,308	(769,822)
- Funding expenses (4)	(806,526)	(424,604)
- Other	4,270,806	(408,682)
Total adjustments	4,588,153	(750,871)
Adjusted foreign exchange income	759,444	501,563

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from security transactions”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”; and

(4)  Refers to funding expenses of investments in foreign exchange.

b)   Sundry

	On June 30 - R$ thousand
	2016	2015
Deferred tax assets (Note 32c)	43,620,754	33,721,507
Credit card operations	21,090,462	19,472,698
Debtors for escrow deposits	10,900,630	9,760,269
Trade and credit receivables (1)	5,447,864	3,605,496
Prepaid taxes	5,031,490	4,785,597
Other debtors	4,789,910	5,483,531
Payments to be reimbursed	776,566	651,931
Receivables from sale of assets	90,357	87,578
Other	571,090	536,129
Total	92,319,123	78,104,736

(1)  Primarily includes receivables from the acquisition of loans without substantial transfer of risks and benefits.

42   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

10)    OTHER ASSETS

a)     Foreclosed assets/other

	On June 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2016	2015
Real estate	1,359,440	(221,782)	1,137,658	792,931
Vehicles and similar	583,996	(353,433)	230,563	219,016
Goods subject to special conditions	327,352	(327,352)	-	-
Inventories/warehouse	43,075	-	43,075	44,564
Machinery and equipment	27,692	(18,025)	9,667	4,501
Other	25,766	(18,517)	7,249	5,786
Total in 2016	2,367,321	(939,109)	1,428,212
Total in 2015	1,775,744	(708,946)		1,066,798

b)    Prepaid expenses

	On June 30 - R$ thousand
	2016	2015
Commission on the placement of loans and financing (1)	536,610	1,055,567
Advertising and marketing expenses (2)	139,898	104,403
Other (3)	1,275,066	557,602
Total	1,951,574	1,717,572

(1)  Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(2)  Prepaid expenses of future advertising and marketing campaigns on media; and

(3)  It includes, basically, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

Bradesco     43

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

11)    INVESTMENTS

The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Companies”, and correspond in the first semester of 2016 to R$(6,807,698) thousand (R$9,215,106 thousand in 2015) and the investments under the entry "Earnings of Affiliates and Subsidiaries" and correspond to R$32,319,527 thousand (R$32,972,199 thousand in 2015).

Companies (1)	R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)			Equity interest consolidated on capital stock	Adjusted income	Book value	Equity accounting adjustments (2)
			Common	Preferred	Quotas			June 30, 2016	1st semester of 2016	1st semester of 2015
Bradseg Participações S.A. (3)	11,440,979	24,028,758	7,542,117	-	-	97.11%	2,525,209	23,335,350	2,452,364	2,426,435
Rubi Holdings Ltda.	5,815,169	4,008,511	-	-	5,815,169	99.92%	475,885	4,005,304	475,504	461,469
Tibre Holdings Ltda.	275,000	529,558	-	-	275,000	100.00%	28,693	529,558	28,693	24,056
BF Promotora de Vendas Ltda.	426,220	279,275	-	-	426,220	100.00%	(22,249)	279,275	(22,249)	(7,441)
Embaúba Holdings Ltda.	326,000	287,959	-	-	285,905	87.70%	14,342	252,540	12,578	39,746
Haitong Banco de Investimento do Brasil S.A.	420,000	655,640	12,734	12,734	-	20.00%	17,725	131,128	3,545	(6,957)
Bradescard Elo Participações S,A,	669,200	337,128	4,167,605	-	-	100.00%	20,813	337,128	20,813	7,695
Earnings of Affiliates and Subsidiaries Abroad								289,950	(3,156)	(4,867)
Other (4)								3,159,294	(2,929)	165,149
Foreign exchange gain/loss of branches abroad									(9,772,861)	6,109,821
Total Earnings of Affiliates and Subsidiaries								32,319,527	(6,807,698)	9,215,106

(1)  Data related to June 30, 2016;

(2)  The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(3)  Increased capital in March 2016, amount to R$241 milion; and

(4)  Basically, investments in the enterprises: Serel Participações em Imóveis S.A., Bankpar Consultoria e Serviços Ltda., Caetê Holdings Ltda., Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Neon Holdings S.A. and Imagra Imobiliária e Agrícola Ltda.

44   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

12)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	On June 30 - R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2016	2015
Property and equipment:
- Buildings	4%	39,358	(25,944)	13,414	14,267
- Land	-	5,513	-	5,513	5,514
Facilities, furniture and equipment in use	10%	4,378,214	(2,363,428)	2,014,786	1,937,374
Security and communication systems	10%	238,681	(165,057)	73,624	61,512
Data processing systems	20 to 50%	3,387,891	(2,213,343)	1,174,548	832,621
Transportation systems	20%	98,850	(37,466)	61,384	44,850
Fixed Assets in Course		499	-	499	383
Subtotal		8,149,006	(4,805,238)	3,343,768	2,896,521
Leased assets		7,877,802	(2,858,541)	5,019,261	6,971,207
Grand total in 2016		16,026,808	(7,663,779)	8,363,029
Grand total in 2015		18,291,138	(8,423,410)		9,867,728

The fixed assets to net worth ratio is 33.8% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

13)    DEFERRED

	On June 30 - R$ thousand
	Cost	Amortization	Cost net of amortization
			2016	2015
Development of systems	1,492,067	(1,477,075)	14,992	49,431
Grand total in 2016	1,492,067	(1,477,075)	14,992
Grand total in 2015	1,731,053	(1,681,622)		49,431

Bradesco     45

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

14)    INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	On June 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2016	2015
Acquisition of financial services rights	Contract (4)	4,393,360	(2,535,105)	1,858,255	1,598,930
Software (2)	20%	6,288,952	(3,316,429)	2,972,523	2,996,473
Future profitability/ client porffolio (3)	Up to 20%	2,760,664	(889,647)	1,871,017	1,954,912
Other (5)	Contract	2,982,417	(655,761)	2,326,656	2,657,273
Total in 2016		16,425,393	(7,396,942)	9,028,451
Total in 2015		15,174,943	(5,967,355)		9,207,588

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Composed of goodwill on the acquisition of equity interest in Banco Bradescard - R$692,634 thousand, Cielo/Investees - R$1,019,467 thousand and Banco Bradesco BBI S.A. - R$137,200 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  Includes the operational agreement between Cielo, our jointly-controlled subsidiary and Banco do Brasil, which created an association, to manage the transactions originating from credit card operations, which will be amortized within up to 30 years.

b)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking rights	Software	Future profitability/ client portfolio	Other	2016	2015
Initial balance	2,151,827	2,902,352	2,005,832	2,367,237	9,427,248	6,228,514
Additions (reductions)	142,707	536,528	(97,064)	95,152	677,323	4,120,143
Amortization for the period	(436,279)	(466,357)	(37,751)	(135,733)	(1,076,120)	(1,141,069)
Closing balance	1,858,255	2,972,523	1,871,017	2,326,656	9,028,451	9,207,588

46   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
● Demand deposits (1)	23,612,306	-	-	-	23,612,306	26,369,826
● Savings deposits (1)	87,209,226	-	-	-	87,209,226	91,008,482
● Interbank deposits	272,220	240,365	252	-	512,837	731,029
● Time deposits (2)	6,937,181	11,564,968	7,762,827	42,525,409	68,790,385	79,025,611
Grand total in 2016	118,030,933	11,805,333	7,763,079	42,525,409	180,124,754
%	65.5	6.6	4.3	23.6	100.0
Grand total in 2015	132,915,703	15,310,526	8,307,635	40,601,084		197,134,948
%	67.4	7.8	4.2	20.6		100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

b)   Securities sold under agreements to repurchase

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Own portfolio	32,051,310	37,150,695	10,149,696	43,177,570	122,529,271	112,538,944
● Government securities	23,517,132	219,324	21,173	5,148	23,762,777	34,040,450
● Debentures of own issuance	2,251,008	34,305,064	10,128,523	41,970,734	88,655,329	71,964,862
● Foreign	6,283,170	2,626,307	-	1,201,688	10,111,165	6,533,632
Third-party portfolio (1)	117,213,232	-	-	-	117,213,232	155,869,230
Unrestricted portfolio (1)	4,500,908	149,265	-	-	4,650,173	2,063,819
Grand total in 2016	153,765,450	37,299,960	10,149,696	43,177,570	244,392,676
%	62.8	15.3	4.2	17.7	100.0
Grand total in 2015	197,247,919	35,507,790	19,653,842	18,062,442		270,471,993
%	72.9	13.1	7.3	6.7		100.0

(1)  Represented by government securities,

Bradesco     47

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Funds from issuance of securities

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities – Brazil:
- Mortgage bonds	-	-	-	-	-	198,635
- Letters of credit for real estate	1,609,698	5,516,291	10,464,786	6,172,101	23,762,876	17,424,426
- Letters of credit for agribusiness	1,932,168	3,805,700	993,899	1,508,986	8,240,753	8,652,898
- Financial bills	425,246	18,797,064	22,367,184	40,811,485	82,400,979	64,745,321
Subtotal	3,967,112	28,119,055	33,825,869	48,492,572	114,404,608	91,021,280
Securities – Overseas:
- MTN Program Issues (1)	67,163	80,078	2,513,781	178,177	2,839,199	5,666,606
- Securitization of future flow of money orders received from overseas	11,039	479,298	466,627	2,533,653	3,490,617	2,445,378
Subtotal	78,202	559,376	2,980,408	2,711,830	6,329,816	8,111,984
Structured operations certificates	52,856	153,129	149,764	81,043	436,792	403,921
Grand total in 2016	4,098,170	28,831,560	36,956,041	51,285,445	121,171,216
%	3.4	23.8	30.5	42.3	100.0
Grand total in 2015	5,068,354	16,727,462	22,838,930	54,902,439		99,537,185
%	5.1	16.8	22.9	55.2		100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

48  June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   Cost for market funding and inflation

	Accrued on June 30 - R$ thousand
	2016	2015
Savings deposits	3,210,335	3,063,380
Time deposits	3,175,928	4,632,852
Securities sold under agreements to repurchase	14,237,672	14,246,769
Funds from issuance of securities	10,297,090	5,697,530
Other funding expenses	210,814	234,496
Total	31,131,839	27,875,027

16)    BORROWING AND ON-LENDING

a)  Borrowing

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Overseas	3,168,198	9,928,538	6,016,599	4,663,817	23,777,152	22,119,722
Grand total in 2016	3,168,198	9,928,538	6,016,599	4,663,817	23,777,152
%	13.3	41.8	25.3	19.6	100.0
Grand total in 2015	2,882,463	9,588,642	6,111,422	3,537,195		22,119,722
%	13.0	43.3	27.6	16.0		100.0

b)  On-lending

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
In Brazil	992,099	4,545,385	4,567,300	23,646,199	33,750,983	39,228,194
- National Treasury	-	44,438	-	-	44,438	30,931
- BNDES	259,570	1,270,400	1,154,078	8,496,979	11,181,027	11,498,972
- FINAME	731,762	3,229,604	3,411,923	15,149,220	22,522,509	27,682,447
- Other institutions	767	943	1,299	-	3,009	15,844
Overseas	-	1,250	-	-	1,250	3,738
Grand total in 2016	992,099	4,546,635	4,567,300	23,646,199	33,752,233
%	2.9	13.5	13.5	70.1	100.0
Grand total in 2015	1,452,536	5,430,031	6,276,351	26,073,014		39,231,932
%	3.7	13.8	16.0	66.5		100.0

Bradesco     49

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Borrowing and on-lending expenses

	Accrued on June 30 - R$ thousand
	2016	2015
Borrowing:
- In Brazil	162,920	11,487
- Overseas	165,350	95,724
Subtotal borrowing	328,270	107,211
On-lending in Brazil:
- National Treasury	2,865	1,927
- BNDES	445,977	373,773
- FINAME	273,252	391,935
- Other institutions	34	779
On-lending overseas:
- Payables to foreign bankers (Note 9a)	(66,308)	769,822
- Other expenses with foreign on-lending	(12,336,751)	8,707,167
Subtotal on-lending	(11,680,931)	10,245,403
Total	(11,352,661)	10,352,614

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements, However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

Organização is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions where based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits,

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT), In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits, For proceedings with similar characteristics and not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

50  June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on Organização financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations – provision for tax risks

The Organização is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and Cofins – R$2,190,030 thousand (R$1,991,639 thousand in 2015): a request for authorization to calculate and pay PIS and Cofins based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-          IRPJ/CSLL on losses of credits – R$1,754,261 thousand (R$2,108,335 thousand in 2015): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-          PIS – EC 17/97 - R$237,874 thousand (R$229,245 thousand in 2015): for the period from July 1997 to February 1998, request to calculate and pay Pis contributions as established by LC 07/70 (Pis Repique) and not as established by EC 17/97 (Pis on Gross Operating Income).

Bradesco     51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

-          PIS – R$332,776 thousand (R$318,984 thousand in 2015): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as Pis contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i,e,, gross operating income, as defined in the income tax legislation (set out in Article 44 of Law No. 4,506/64), which excludes interest income; and

-          Pension Contributions – R$1,035,025 thousand (R$954,991 thousand in 2015): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the audit as compensatory sums subject to the incidence of such financial contributions and isolated fine for not withholding tax of the IRRF on the related financial contributions.

            IV -   Provisions by nature

	On June 30 - R$ thousand
	2016	2015
Labor claims	2,931,745	2,547,766
Civil claims	3,349,732	3,272,841
Subtotal (1)	6,281,477	5,820,607
Provision for tax risks (2)	7,095,543	6,465,817
Total	13,377,020	12,286,424

(1)   Note 19b; and

(2)   Classified under “Other liabilities - tax and social security” (Note 19a).

              V -   Changes in provisions

	R$ thousand
	Labor (1)	Civil	Tax (2) (3)
Balance on December 31, 2015	2,876,624	3,321,586	6,376,654
Adjustment for inflation	199,850	187,470	272,709
Provisions, net of reversals and write-offs	299,720	495,764	486,269
Payments	(444,449)	(655,088)	(40,089)
Balance on June 30, 2016	2,931,745	3,349,732	7,095,543

(1)  Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Organização maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified, In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,993,543 thousand (R$1,872,384 thousand in 2015) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$1,860,074 thousand (R$977,141 thousand in 2015); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$1,078,527 thousand (R$1,046,158 thousand in 2015); and d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$949,232 thousand (R$1,287,426 thousand in 2015).

52   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

18)    SUBORDINATED DEBT

	On June 30 - R$ thousand
	Original term in years	Amount of the operation	2016	2015
In Brazil:
Subordinated CDB:
2015 (1)	6	-	-	2,100,767
2016 (4)	6	-	-	1,046
2019	10	20,000	53,130	45,152
Financial bills:
2016 (4)	6	100,879	207,698	180,560
2017	6	8,630,999	10,780,359	10,168,842
2018	6	8,262,799	9,660,366	9,219,976
2019	6	21,858	31,837	28,027
2017	7	40,100	90,400	78,327
2018	7	141,050	278,304	235,261
2019	7	3,172,835	3,402,969	3,331,045
2020	7	1,700	2,511	2,207
2022 (2)	7	4,305,011	4,708,635	-
2023 (5)	7	1,280,502	1,335,741	-
2018	8	50,000	106,835	88,886
2019	8	12,735	23,783	20,773
2020	8	28,556	46,740	40,625
2021	8	1,236	1,825	1,609
2023 (2)	8	1,706,846	1,869,274	-
2024 (5)	8	10,741	11,282	-
2021	9	7,000	10,979	9,484
2024 (2)	9	4,924	5,390	-
2025 (5)	9	22,356	23,768	-
2021	10	19,200	35,392	30,477
2022	10	54,143	86,964	76,026
2023	10	688,064	978,979	871,969
2025 (2)	10	284,137	319,350	-
2026 (5)	10	150,896	157,936	-
2026 (2)	11	3,400	3,739	-
Perpetual (2)	-	5,000,000	5,441,835	-
CDB pegged to loans:
2016 (4)	1	-	-	2,170
Subtotal in Brazil			39,676,021	26,533,229
Overseas:
2019	10	1,333,575	2,448,877	2,366,654
2021	11	2,766,650	5,258,519	5,082,457
2022	11	1,886,720	3,588,849	3,467,347
Subtotal overseas			11,296,245	10,916,458
Total (3)			50,972,266	37,449,687

(1)    Subordinated debt transactions that matured in 2015;

(2)    New issues of financial letters in October, November and December 2015, referring to subordinate debts were recorded under the heading "Eligible Debt Capital Instruments";

(3)    It includes the amount of R$13,876,948 thousand, referring to subordinate debts recorded in “Eligible Debt Capital Instruments”;

(4)    Maturity of operations of subordinate debts in January 2016; and

(5)    New issues of financial letters between January and June 2016, referring to subordinate debts were recorded under the heading " Eligible Debt Capital Instruments".

Bradesco     53

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

19)    OTHER LIABILITIES

a)   Tax and social security

	On June 30 - R$ thousand
	2016	2015
Provision for tax risk (Note 17b IV)	7,095,543	6,465,817
Provision for deferred income tax (Note 32e)	2,454,673	2,202,500
Taxes and contributions on profit payable	5,267,994	1,497,248
Taxes and contributions payable	1,266,954	971,378
Total	16,085,164	11,136,943

b)   Sundry

	On June 30 - R$ thousand
	2016	2015
Credit card operations	18,670,657	16,749,325
Sundry creditors (1)	9,944,419	10,696,650
Loan assignment obligations	8,063,811	7,206,040
Civil and labor provisions (Note 17b IV)	6,281,477	5,820,607
Provision for payments	3,750,502	3,948,001
Creditors by anticipation of residual value	2,642,705	3,373,709
Obligations by quotas of investment funds	2,586,206	2,994,753
Liabilities for acquisition of assets and rights	103,784	372,194
Other (2)	3,973,442	2,637,035
Total	56,017,003	53,798,314

(1)    Includes provision for contingent liabilities, originating from obligations for transfer of credits, totaling R$200,442 thousand (Note 27); and

(2)    Includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, totaling R$1,856,267 thousand (R$511,396 thousand in 2015) (Notes 8g and 27).

20)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On June 30 - R$ thousand
	2016	2015
Banco Bradesco BBI S,A,	15,170	13,625
Other	95	86
Total	15,265	13,711

21)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30
	2016 (1)	2015
Common shares	2,776,801,011	2,524,364,555
Preferred shares	2,776,800,721	2,524,364,292
Subtotal	5,553,601,732	5,048,728,847
Treasury (common shares)	(4,575,045)	(3,669,932)
Treasury (preferred shares)	(17,141,588)	(13,175,162)
Total outstanding shares	5,531,885,099	5,031,883,753

(1)   Includes effect of bonus of shares of 10%.

54   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Transactions of share capital involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2015	2,520,694,623	2,508,781,030	5,029,475,653
Increase of capital stock with issuing of shares – bonus of 10% (1)	252,436,456	252,436,429	504,872,885
Increase of shares in treasury – bonus of 10%	(415,913)	(1,558,326)	(1,974,239)
Shares acquired and not canceled	(489,200)	-	(489,200)
Number of outstanding shares as at June 30, 2016	2,772,225,966	2,759,659,133	5,531,885,099

(1)   Benefited the shareholders registered in the records of Bradesco on April 15, 2016.

In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$43,100,000 thousand to R$51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

c)   Interest on shareholders’ equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 22, 2016, approved the Board of Executive Officers’ proposal to pay to the shareholders intermediary interest on shareholder’s equity for the first semester of 2016, to the value of R$1,002,000 thousand, of which R$0.172525087 are per common share and R$0.189777596 per preferred share, whose payment was made on July 18, 2016.

Interest on shareholders’ equity for the first semester of 2016, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	8,255,309
(-) Legal reserve	412,765
Adjusted calculation basis	7,842,544
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	2,906,355
Withholding income tax on interest on shareholders’ equity	(435,953)
Interest on own capital (net) accumulated in the first semester of 2016	2,470,402	31.50
Interest on own capital (net)/dividends accumulated in the first semester of 2015	2,608,678	31.50

(1)  Percentage of interest on shareholders’ equity after adjustments.

Bradesco     55

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Interest on shareholders’ equity were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.108211	0.119031	522,175	(78,326)	443,849
Supplementary interest paid on own capital	0.278866	0.306753	1,473,917	(221,088)	1,252,829
Interim dividends paid	0.172629	0.189892	912,000	-	912,000
Total accrued on June 30, 2015	0.559706	0.615676	2,908,092	(299,414)	2,608,678

Monthly interest on shareholders’ equity paid	0.103499	0.113849	564,681	(84,702)	479,979
Intermediary interest on shareholders’ equity paid (2)	0.172525	0.189778	1,002,000	(150,300)	851,700
Supplementary interest on shareholders’ equity provisioned	0.230666	0.253733	1,339,674	(200,951)	1,138,723
Total accrued on June 30, 2016	0.506690	0.557360	2,906,355	(435,953)	2,470,402

(2)  Paid on July 18, 2016.

d)   Treasury shares

A total of 4,575,045 common shares and 17,141,588 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$440,514 thousand until June 30, 2016, and remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$27.01 per common share and R$25.18 per preferred share on June 30, 2016.

22)    FEE AND COMMISSION INCOME

	Accrued on June 30 - R$ thousand
	2016	2015
Credit card income	4,685,651	4,358,618
Checking account	2,773,820	2,275,676
Loans	1,365,808	1,332,929
Asset management	811,165	777,549
Collections	528,077	518,592
Consortium management	568,079	498,144
Custody and brokerage services	309,433	263,089
Underwriting / Financial Advisory Services	366,689	298,597
Payments	186,778	196,177
Other	207,000	187,182
Total	11,802,500	10,706,553

23)    PAYROLL AND RELATED BENEFITS

	Accrued on June 30 - R$ thousand
	2016	2015
Salaries	3,136,578	2,884,760
Benefits	1,429,284	1,297,408
Social security charges	1,169,135	1,105,174
Employee profit sharing	662,168	612,818
Provision for labor claims	281,443	250,178
Training	43,803	49,766
Total	6,722,411	6,200,104

56   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

24)    OTHER ADMINISTRATIVE EXPENSES

	Accrued on June 30 - R$ thousand
	2016	2015
Outsourced services	1,985,060	1,853,120
Depreciation and amortization	1,341,297	1,428,891
Data processing	857,665	708,992
Communication	793,058	741,346
Rental	706,345	684,713
Asset maintenance	491,208	499,978
Financial system services	450,342	393,767
Advertising and marketing	423,669	288,207
Transport	325,690	303,919
Security and surveillance	332,261	298,979
Water, electricity and gas	181,869	155,080
Supplies	144,967	154,039
Travel	37,189	44,919
Other	649,145	606,894
Total	8,719,765	8,162,844

25)    TAX EXPENSES

	Accrued on June 30 - R$ thousand
	2016	2015
Contribution for Social Security Financing (COFINS)	2,152,709	1,379,447
Social Integration Program (PIS) contribution	303,988	270,804
Tax on Services (ISSQN)	359,326	232,927
Municipal Real Estate Tax (IPTU) expenses	58,672	49,755
Other	111,445	102,489
Total	2,986,140	2,035,422

26)    OTHER OPERATING INCOME

	Accrued on June 30 - R$ thousand
	2016	2015
Other interest income	1,258,397	1,135,170
Reversal of other operating provisions	608,241	985,980
Revenues from recovery of charges and expenses	100,204	94,536
Other (1)	1,138,525	998,149
Total	3,105,367	3,213,835

(1)  In the first semester of 2016, it includes, the reversal of the provision for tax contingency, in the amount of R$180,804 thousand (Note 17b (v)).

Bradesco     57

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

27)    OTHER OPERATING EXPENSES

	Accrued on June 30 - R$ thousand
	2016	2015
Other finance costs	2,520,823	2,843,220
Sundry losses	858,769	909,097
Discount granted	676,819	705,352
Commissions on loans and financing	545,583	716,224
Intangible assets amortization	26,764	25,051
Other (1)	3,292,967	1,925,923
Total	7,921,725	7,124,867

(1)   In the first semester of 2016, it includes: (i) provision for guarantees provided, encompassing guarantees, sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision (Note 8h); (ii) provision for contingent liabilities, originating from obligations for transfer of credits – FCVS (Note 19b); and (iii) provision for tax contingency, in the amount of R$665,031 thousand (R$570,835 thousand in 2015) (Note 17b (v)).

28)    NON-OPERATING INCOME (LOSS)

	Accrued on June 30 - R$ thousand
	2016	2015
Gain/loss on sale and write-off of assets and investments (1)	(9,007)	(131,031)
Recording/reversal of non-operating provisions	(93,638)	(43,003)
Other	50,718	36,887
Total	(51,927)	(137,147)

(1)  In the first semester of 2016, it includes primarily the result in divestiture of the shares of Banco CBSS S.A., in the amount of R$162,665 thousand.

58   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

29)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)    Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

							On June 30 - R$ thousand
	Controllers (1)		Joint control and associated companies (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Assets
Receivable from associated companies	-	-	982,576	2,207,625	-	-	982,576	2,207,625

Liabilities
Demand deposits/Savings accounts	41	20	398,879	244,504	14,100	16,220	413,020	260,744
Time deposits	92,725	91,883	303,791	285,317	67,136	61,784	463,652	438,984
Securities sold under repurchase agreements	1,523,845	142,656	4,473,846	5,619,738	18,449	43,008	6,016,140	5,805,402
Securities issued	5,639,266	592,765	8,321,785	4,150,282	714,699	586,171	14,675,750	5,329,218
Derivative financial instruments	15,186	-	-	-	-	-	15,186	-
Interest on own capital and dividends payable	878,212	763,187	-	-	-	-	878,212	763,187
Other liabilities	-	-	14,775	33,311	-	-	14,775	33,311

	Accrued on June 30 - R$ thousand
	Controllers (1)		Joint control and associated companies (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Financial intermediation expenses	(529,010)	(23,049)	(812,484)	(593,237)	(53,469)	(43,510)	(1,394,963)	(659,796)
Income from services provided	-	-	61	55	-	-	61	55
Expenses in operations with derivatives	(15,186)	-	-	-	-	-	(15,186)	-
Expenses administrative	(1,195)	(1,080)	(254,747)	(237,657)	-	-	(255,942)	(238,737)
Other expenses net of other operating revenues	-	-	(180,641)	(184,490)	-	-	(180,641)	(184,490)

(1)   Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2)   Companies listed in Note 2; and

(3)   Members of the Board of Directors and Executive Board.

Bradesco     59

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)    Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•    The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•    The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization.

For 2016, the maximum amount of R$441,700 thousand was set for Management compensation and R$248,900 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Accrued on June 30 - R$ thousand
	2016	2015
Salaries	218,932	156,530
INSS contributions	49,082	35,143
Total	268,014	191,673

Post-employment benefits

	Accrued on June 30 - R$ thousand
	2016	2015
Defined contribution supplementary pension plans	126,044	160,110
Total	126,044	160,110

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On June 30 - R$ thousand
	2016	2015
● Common shares	0.60%	0.72%
● Preferred shares	1.08%	1.05%
● Total shares (1)	0.85%	0.89%

(1)  On June 30, 2016, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.92% of common shares, 1.12% of preferred shares and 2.02% of all shares.

60   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

30)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On June 30 - R$ thousand
	2016			2015
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	830,226,470	740,566,592	89,659,878	78,346,178
Funds available	32,273,678	7,391,366	24,882,312	3,702,847
Interbank investments	138,706,031	134,694,514	4,011,517	1,128,427
Securities and derivative financial instruments	191,014,694	174,730,896	16,283,798	17,443,289
Interbank and interdepartmental accounts	50,095,997	50,095,997	-	-
Loan and leasing	277,746,415	243,943,132	33,803,283	42,137,876
Other receivables and assets	140,389,655	129,710,687	10,678,968	13,933,739
Permanent assets	49,778,908	49,662,542	116,366	122,766
Investments	32,372,436	32,372,436	-	-
Premises and equipment and leased assets	8,363,029	8,338,004	25,025	21,961
Deferred	14,992	14,992	-	-
Intangible assets	9,028,451	8,937,110	91,341	100,805
Total	880,005,378	790,229,134	89,776,244	78,468,944

Liabilities
Current and long-term liabilities	783,151,403	685,528,578	97,622,825	88,585,253
Deposits	180,124,754	164,427,581	15,697,173	30,539,867
Securities sold under agreements to repurchase	244,392,676	234,281,511	10,111,165	6,533,632
Funds from issuance of securities	121,171,216	113,267,854	7,903,362	9,650,737
Interbank and interdepartmental accounts	4,912,773	2,288,890	2,623,883	2,259,647
Borrowing and on-lending	57,529,385	33,375,947	24,153,438	22,508,863
Derivative financial instruments	17,927,761	17,426,615	501,146	1,038,370
Other liabilities:
- Subordinated debts	50,972,266	39,695,983	11,276,283	10,868,220
- Other	106,120,572	80,764,197	25,356,375	5,185,917
Deferred income	480,824	480,824	-	-
Non-controlling interests in subsidiaries	15,265	15,265	-	-
Shareholders’ equity	96,357,886	96,357,886	-	-
Total	880,005,378	782,382,553	97,622,825	88,585,253

Net position of assets and liabilities			(7,846,581)	(10,116,309)
Net position of derivatives (2)			(39,258,839)	(25,021,264)
Other net off-balance-sheet accounts (3)			(92,397)	(963,549)
Net exchange position (liability)			(47,197,817)	(36,101,122)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts,

Bradesco     61

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows:

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	394,500,114	79,145,069	61,146,148	295,435,139	-	830,226,470
Funds available	32,273,678	-	-	-	-	32,273,678
Interbank investments (2)	136,146,423	2,031,608	234,589	293,411	-	138,706,031
Securities and derivative financial instruments (1) (2)	89,301,836	5,942,038	7,861,761	87,909,059	-	191,014,694
Interbank and interdepartmental accounts	49,380,678	-	-	715,319	-	50,095,997
Loan and leasing	29,015,878	57,169,135	39,233,672	152,327,730	-	277,746,415
Other receivables and assets	58,381,621	14,002,288	13,816,126	54,189,620	-	140,389,655
Permanent assets	5,120,453	1,278,472	1,253,374	9,748,660	32,377,949	49,778,908
Investments	-	-	-	-	32,372,436	32,372,436
Premises and equipment	4,918,231	270,126	324,151	2,845,008	5,513	8,363,029
Deferred	250	1,249	1,499	11,994	-	14,992
Intangible assets	201,972	1,007,097	927,724	6,891,658	-	9,028,451
Total in 2016	399,620,567	80,423,541	62,399,522	305,183,799	32,377,949	880,005,378
Total in 2015	405,509,087	93,139,992	63,981,893	249,108,498	33,029,644	844,769,114

Liabilities
Current and long-term liabilities	372,258,468	94,175,995	71,871,693	244,845,247	-	783,151,403
Deposits (3)	118,030,933	11,805,333	7,763,079	42,525,409	-	180,124,754
Securities sold under agreements to repurchase (2)	153,765,450	37,299,960	10,149,696	43,177,570	-	244,392,676
Funds from issuance of securities	4,098,170	28,831,560	36,956,041	51,285,445	-	121,171,216
Interbank and interdepartmental accounts	4,912,773	-	-	-	-	4,912,773
Borrowing and on-lending	4,160,297	14,475,173	10,583,899	28,310,016	-	57,529,385
Derivative financial instruments	17,030,805	518,993	220,790	157,173	-	17,927,761
Other liabilities:
- Subordinated debts	245,552	207,698	3,964,671	46,554,345	-	50,972,266
- Other	70,014,488	1,037,278	2,233,517	32,835,289	-	106,120,572
Deferred income	480,824	-	-	-	-	480,824
Non-controlling interests in subsidiaries	-	-	-	-	15,265	15,265
Shareholders’ equity	-	-	-	-	96,357,886	96,357,886
Total in 2016	372,739,292	94,175,995	71,871,693	244,845,247	96,373,151	880,005,378
Total in 2015	403,279,007	85,095,845	66,259,103	203,149,882	86,985,277	844,769,114

Net assets in 2016 YTD	26,881,275	13,128,821	3,656,650	63,995,202	-	-
Net assets in 2015 YTD	2,230,080	10,274,227	7,997,017	53,955,633	-	-

(1)  Investments in investment funds are classified as 1 to 30 days;

(2)  Repurchase agreements are classified according to the maturity of the transactions; and

(3)  Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover,

62   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On June 30 - R$ thousand
	Prudential Conglomerate
	2016	2015
Tier I capital	79,376,929	77,501,950
Common equity	79,376,929	77,501,950
Shareholders’ equity	96,357,886	86,971,566
Minority / Other	17,954	-
Prudential adjustments (1)	(16,998,911)	(9,469,616)
Tier II capital	23,170,917	19,513,015
Subordinated debts (CMN Resolution No. 4,192/13)	8,374,696	-
Subordinated debts ( previous to CMN Resolution No. 4,192/13)	14,796,221	19,513,015
Reference Equity (a)	102,547,846	97,014,965

- Credit risk	527,253,659	552,851,291
- Market risk	14,813,287	15,257,485
- Operational risk	38,501,528	39,117,366
Risk-weighted assets – RWA (b)	580,568,474	607,226,142

Basel ratio (a/b)	17.7%	16.0%
Tier I capital	13.7%	12.8%
- Principal capital	13.7%	12.8%
Tier II capital	4.0%	3.2%

(1)  As from January 2016, the factor applied to prudential adjustments went from 40% to 60%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of CMN Resolution No. 4,192/13.

a)   Capital Management

The Basel Index is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table above shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

31)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Bradesco     63

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Banco Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), especially to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec - Cabec, exclusively for former employees of Banco do Estado do Ceará S.A., having requested the withdrawal of the sponsorship in March 2016, in course.

Expenses related to contributions, made in the first semester of 2016, totaled R$244,098 thousand (R$259,273 thousand in 2015).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$1,473,087 thousand in the first semester of 2016 (R$1,347,174 thousand in 2015).

32)    INCOME TAX AND SOCIAL CONTRIBUTION

a)   Calculation of income tax and social contribution charges

	Accrued on June 30 - R$ thousand
	2016	2015
Income before income tax and social contribution	18,049,954	7,443,564
Total burden of income tax and social contribution at the current rates (1)	(8,122,479)	(2,977,426)
Effect on the tax calculation:
Earnings (losses) of affiliates and jointly controlled companies	(3,063,464)	3,686,042
Net non-deductible expenses of nontaxable income	427,654	17,812
Interest on shareholders’ equity (paid and payable)	1,307,860	798,437
Other amounts (2)	(342,158)	(250,290)
Income tax and social contribution for the period	(9,792,587)	1,274,575

(1)  Current rates: (i) 25% for income tax; and (ii) of 15% for the social contribution to financial and equated companies, and of 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h); and

(2)  Basically, includes, (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the income statement

	Accrued on June 30 - R$ thousand
	2016	2015
Current taxes:
Income tax and social contribution payable	(7,770,570)	(3,080,486)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	465,169	4,794,917
Use of opening balances of:
Social contribution loss	(1,182,580)	(227,245)
Income tax loss	(1,510,896)	(267,503)
Constitution in the period on:
Social contribution loss	76,904	15,325
Income tax loss	129,386	39,567
Total deferred taxes	(2,022,017)	4,355,061
Income tax and social contribution for the period	(9,792,587)	1,274,575

64  June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2015	Amount recorded (1)	Amount realized	Balance on 06.30.2016	Balance on 06.30.2015
Allowance for loan losses	23,450,323	4,312,929	3,479,095	24,284,157	18,929,912
Civil provisions	1,467,028	685,222	625,081	1,527,169	1,303,048
Tax provisions	2,004,229	249,941	28,167	2,226,003	1,830,788
Labor provisions	1,228,024	242,934	219,099	1,251,859	1,031,290
Provision for devaluation of securities and investments	89,830	7,818	17,687	79,961	84,690
Provision for devaluation of foreclosed assets	379,176	96,908	62,377	413,707	282,726
Adjustment to fair value of trading securities	6,470,648	38,776	1,887,163	4,622,261	2,334,314
Amortization of goodwill	186,478	5,732	3,856	188,354	192,165
Provision for interest on own capital (1)	-	602,854	-	602,854	589,567
Other	2,911,921	1,432,224	902,354	3,441,791	2,282,080
Total deductible taxes on temporary differences	38,187,657	7,675,338	7,224,879	38,638,116	28,860,580
Income tax and social contribution losses in Brazil and overseas	5,847,494	206,290	2,695,125	3,358,659	3,931,745
Subtotal (2) (3)	44,035,151	7,881,628	9,920,004	41,996,775	32,792,325
Adjustment to fair value of available-for-sale securities (3)	2,235,348	373,765	1,018,897	1,590,216	823,085
Social contribution - Provisional Measure No. 2,158-35/01	106,097	-	72,334	33,763	106,097
Total deferred tax assets (Note 9b)	46,376,596	8,255,393	11,011235	43,620,754	33,721,507
Deferred tax liabilities (Note 32e)	2,153,562	466,695	165,584	2,454,673	2,202,500
Deferred tax assets, net of deferred tax liabilities	44,223,034	7,788,698	10,845,651	41,166,081	31,519,007

(1)  The tax credit on the interest on own capital is recognized up to the allowed tax limit;

(2)  By being framed in the condition established by art, 1, subparagraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15, Banco Bradesco registered with the Bacen, an authorization request for maintenance of inventory and constitution of new tax credits; and

(3)  Deferred tax assets from financial companies and similar companies, were established considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2,158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure No. 2,158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2016	5,405,763	3,652,607	435,321	504,534	33,763	10,031,988
2017	3,423,560	2,297,654	414,334	454,344	-	6,589,892
2018	3,567,633	2,434,958	193,179	235,365	-	6,431,135
2019	3,213,107	1,992,548	206,199	142,418	-	5,554,272
2020	3,005,559	1,654,187	81,445	56,559	-	4,797,750
After 2020	4,533,506	3,457,034	429,878	205,083	-	8,625,501
Total	23,149,128	15,488,988	1,760,356	1,598,303	33,763	42,030,538

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$38,936,880 thousand (R$30,457,815 thousand in 2015), of which R$35,763,463 thousand (R$26,756,228 thousand in 2015) relates to temporary differences, R$3,139,987 thousand (R$3,597,472 thousand in 2015) to tax losses and negative basis of social contribution and R$33,430 thousand (R$104,115 thousand in 2015) to deferred social contribution, Provisional Measure No. 2,158-35.

Bradesco     65

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

e)   Deferred tax liabilities

	On June 30 - R$ thousand
	2016	2015
Mark-to-market adjustment to securities and derivative financial instruments	334,783	230,994
Difference in depreciation	523,657	685,794
Judicial deposit and others	1,596,233	1,285,712
Total	2,454,673	2,202,500

The deferred tax liabilities of companies in the financial sector were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

33)    OTHER INFORMATION

a)   The Organização manages investment funds and portfolios with net assets which, on June 30, 2016, amounted to R$603,447,785 thousand (R$514,728,562 thousand in 2015).

b)   Consortium funds

	On June 30 - R$ thousand
	2016	2015
Monthly estimate of funds receivable from consortium members	511,283	459,481
Contributions payable by the group	24,199,299	22,078,126
Consortium members - assets to be included	21,577,943	19,805,945
Credits available to consortium members	4,719,394	4,468,878

	In units
	2016	2015
Number of groups managed	3,551	3,537
Number of active consortium members	1,216,208	1,126,619
Number of assets to be included	557,071	531,429

c)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

66   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   In the first semester of 2016, Bacen changed the value of the deduction allowed on the reserve requirement collection on resources in savings deposits, according to the following table:

Description	Previous Rule	Current Rule
Resources from savings deposits

Deduction of R$200 million based on the calculation of the Savings Reserve Requirement until June 24, 2016 for Financial Institutions with Reference Assets (PR, in Portuguese), Level I, of less than R$5 billion.

Extending the deduction of R$200 million until December 30, 2016 and the deduction changed to R$100 million from January 2, 2017 to December 29, 2017 for Financial Institutions with Reference Assets (PR), Level I, of less than R$5 billion.

e)   In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

f)    In July, 2016, Bradesco announced to the market the completion of the acquisition of 100% of the equity of HSBC Bank Brasil S.A. - Banco Múltiplo and HSBC Serviços e Participações Ltda. (together, known as "HSBC Brasil"), was completed and the total amount paid to HSBC Latin America Holdings Limited was of R$16.0 billion. This value is subject to adjustment post-closing based on the balance sheet of HSBC Brasil (IFRS based).

g)   Bradesco is aware of the publication of news about certain North American law firms, who are looking for plaintiffs for a possible class action for damages allegedly suffered by investors, by virtue of an alleged violation of the American law of capital markets. It is worth noting that, until the date of disclosure of these financial statements, it was not possible to neither measure the amounts involved nor indicate whether this case was assessed as a remote, possible and likely risk, since we have not yet been notified officially and we have not had access to the complete proceedings.

h)   There were no subsequent events that need to be adjusted or disclosed in the individual financial statements as of June 30, 2016.

Marcos Aparecido Galende
Accountant - CRC 1SP201309/O-6

Bradesco     67

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Report of Independent Auditors on the Consolidated Financial Statements of the Prudential Conglomerate

To

The Board of Directors and Management

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying Prudential Conglomerate consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position of the Prudential Conglomerate as at June 30, 2016, and the respective income statement, statement of changes in equity and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory information. These special purpose financial statements have been prepared by Bradesco´s management as required by Resolution no 4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note no 2 to the financial statements.

Management’s Responsibility for the Financial Statements

Bradesco´s Management is responsible for the preparation and fair presentation of these Prudential Conglomerate consolidated financial statements in accordance with the Resolution no 4,280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note no 2 to the financial statements, and for such internal control as management determines is necessary to enable the preparation of the Prudential Conglomerate consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these Prudential Conglomerate consolidated financial statements prepared by Bradesco´s Management in accordance with the Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN, based on our audit in accordance with Brazilian and International Standards on Auditing, taking into account the NBC TA 800 (ISA 800) - “Special Considerations - Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks”.

Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Prudential Conglomerate consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Prudential Conglomerate consolidated financial statements of Bradesco referred to above, present fairly, in all material respects, the financial position of Bradesco´s Prudential Conglomerate consolidated financial statements as at June 30, 2016, the financial performance of its operations and its cash flows for the six-month period then ended in accordance with the provisions for preparation of the Prudential Conglomerate consolidated financial statements pursuant to the Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN for the preparation of these consolidated financial statements prepared for special purpose, as described in note no 2 to the financial statements.

68   June 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Report of Independent Auditors on the Consolidated Financial Statements of the Prudential Conglomerate

Emphasis

Basis of preparation of the Prudential Conglomerate consolidated financial statements

Without modifying our opinion, we draw attention to note no 2 to the financial statements that disclose that the Prudential Conglomerate consolidated financial statements of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes.

Other Matter

Bradesco has prepared a separate set of financial statements for general purposes for the six-month period ended June 30, 2016, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an unqualified auditor’s report on july 27, 2016.

Osasco, August 29, 2016.

KPMG Auditores Independentes

CRC 2SP028567/O-1 F-SP

Rodrigo de Mattos Lia

Contador CRC 1SP252418/O-3

Bradesco     69

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 30, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.